UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ Form C: Offering Statement
☐ Form C-U: Progress Update: _____
☐ Form C/A: Amendment to Offering Statement: _____

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: Le Grand Bleu, LLC

Legal status of issuer:

    Form: limited liability company

    Jurisdiction of Incorporation/Organization: Wyoming

    Date of organization): December 16, 2022

Physical address of issuer: 1650 West End Blvd Suite 100 / St. Louis Park, Minnesota, 55416

Website of issuer: https://www.legrandbleunosybe.com/

Name of intermediary through which the offering will be conducted: Silicon Prairie Online, LLC

CIK number of intermediary: 0001711770

SEC file number of intermediary: 007-00123

CRD number, if applicable, of intermediary: 289746

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
$500.00 setup fee plus 5% on 1st $25,000; 4% on $1 Million - $2 Million; 3% on $2 Million - $3 Million, 2% on $3 million - $10 Million

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
None.

Type of security offered: Common Stock
Target number of securities to be offered: 2,000
Price (or method for determining price): 50.00
Target offering amount: 100,000.00
Oversubscriptions accepted: ☐ Yes   ☒ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis
☐ Other – provide a description: _____
Maximum offering amount (if different from target offering amount): 2,400,000.00
Deadline to reach the target offering amount: twelve (12) months from filing date

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

Total Assets:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Cash & Cash Equivalents:	Most recent fiscal year-end: $200.00	Prior fiscal year-end: 0
Accounts Receivable:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Short-term Debt:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Long-term Debt:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Revenues/Sales	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Cost of Goods Sold:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Taxes Paid:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Net Income:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V, CANADA (FEDERAL LEVEL), ALBERTA, CANADA, BRITISH COLUMBIA, CANADA, MANITOBA, CANADA, NEW BRUNSWICK, CANADA, NEWFOUNDLAND, CANADA, NOVA SCOTIA, CANADA, ONTARIO, CANADA, PRINCE EDWARD ISLAND, CANADA, QUEBEC, CANADA, SASKATCHEWAN, CANADA, YUKON, CANADA

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Le Grand Bleu, LLC
(Issuer)
By
/s/ Yann Beaudoin Chief Executive Manager
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Yann Beaudoin
(Signature)
Chief Executive Manager
(Title)
March 10th, 2023
(Date)

1. Name of issuer: <u>Le Grand Bleu, LLC</u>

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District ofColumbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes   ☒ No
Explain: _____

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering	
Soakmont Group, LLC	membership interests	100%	%
			%
			%
			%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

MANAGERS OF THE COMPANY

4. Provide the following information about each manager (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: __Yann Beaudoin_____ Dates of Service: <u>December 16, 2022 - Present</u>
Principal Occupation: ___Manager_____
Employer: <u>Affilium Labs</u>_____ Dates of Service: <u>January 12, 2020 – Present</u>_____
Employer's principal business: <u>113 rue Saint Raoul, Québec, QC, Canada, G1B2K7</u>_____
List all positions and offices with the issuer held and the period of time in which the manager served in the position or office:

Position: <u>Chief Executive Manager</u>   Dates of Service: <u>December 16, 2022 – Present</u>_____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: leading sales/marketing efforts, product and process development, and business management.

Employer: _Affilium Labs_____
Employer's principal business: <u>113 rue Saint Raoul, Québec, QC, Canada, G1B2K7</u>_____
Title: <u>Chief Executive Officer</u>_____ Dates of Service: <u>January 12, 2020 – Present</u>_____
Responsibilities:<u> Oversea operations & expansion of the custom software solution provider. Software architect & engineer at the core, acts also as the CTO of the company.</u>

Name: <u>Michael Johnson</u>____ Dates of Service: <u>December 16, 2022-Present</u>
Principal Occupation: __Manager_____
Employer: _Abbott Labs_____ Dates of Service: <u>February 1, 2017 - Present</u>
Employer's principal business: <u>2350 Walnut St, Roseville, MN, 55113</u>_____
Responsibilities:<u> Direct ownership of timely shipments to all US domestic shipments for Abbott laboratories tier 1 site. Managing 50-55 employees and contractors, and responsible of $12m+ in med device shipments daily.</u>

List all positions and offices with the issuer held and the period in which the manager served in the position or office:

Position: <u>Chief Financial Manager</u>_____ Dates of Service: <u>December 16, 2022 – Present</u>____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: innovation and risk management, and product quality assurance.

Employer: _Abbott Labs_____ Dates of Service: <u>February 1, 2017 - Present</u>
Employer's principal business: <u>2350 Walnut St, Roseville, MN, 55113</u>_____
Responsibilities:<u> Direct ownership of timely shipments to all US domestic shipments for Abbott laboratories tier 1 site. Managing 50-55 employees and contractors, and responsible of $12m+ in med device shipments daily.</u>

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Yann Beaudoin

Title: Chief Executive Manager   Dates of Service: December 16, 2022 - Present

Responsibilities: Responsible for the overall success of the organization. Setting the overall strategy and direction of the company, make major corporate decisions. Is responsible for the overall performance of the company and makes decisions that affect its future. Also has the power to hire and fire executives and make other important decisions such as mergers and acquisitions. Is also the face of the company and represents it in the public.

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Affilium Labs

Employer's principal business: 113 rue Saint Raoul, Québec, QC, Canada, G1B2K7

Title: Chief Executive Officer   Dates of Service: January 12, 2020 – Present

Responsibilities: Oversea operations & expansion of the custom software solution provider. Software architect & engineer at the core, acts also as the CTO of the company.

Name: Michael Johnson

Title: Chief Financial Manager   Dates of Service: December 16, 2022 - Present

Responsibilities: Responsible for the financial health of an organization. Typically handling tasks such as creating financial reports, developing strategies for long-term financial goals, and making recommendations for investments. Involved in budgeting and forecasting, risk management, and ensuring compliance with financial regulations.

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Abbott Labs   Dates of Service: February 1, 2017 - Present

Employer's principal business: 2350 Walnut St, Roseville, MN, 55113

Responsibilities: Direct ownership of timely shipments to all US domestic shipments for Abbott laboratories tier 1 site. Managing 50-55 employees and contractors, and responsible of $12m+ in med device shipments daily.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

LE GRAND BLEU, LLC
NOTE REGARDING FORWARD LOOKING STATEMENTS

THE INFORMATION SET FORTH HEREIN CONTAINS "FORWARD-LOOKING INFORMATION", INCLUDING "FUTURE-ORIENTED FINANCIAL INFORMATION" AND "FINANCIAL OUTLOOK", UNDER APPLICABLE SECURITIES LAWS (COLLECTIVELY REFERRED TO HEREIN AS FORWARD-LOOKING STATEMENTS). EXCEPT FOR STATEMENTS OF HISTORICAL FACT, THE INFORMATION CONTAINED HEREIN CONSTITUTES FORWARD-LOOKING STATEMENTS AND INCLUDES, BUT IS NOT LIMITED TO, THE (I) PROJECTED FINANCIAL PERFORMANCE OF THE COMPANY; (II) COMPLETION OF, AND THE USE OF PROCEEDS FROM, THE SALE OF THE SHARES BEING OFFERED HEREUNDER; (III) THE EXPECTED DEVELOPMENT OF THE COMPANY'S BUSINESS, PROJECTS, AND JOINT VENTURES; (IV) EXECUTION OF THE COMPANY'S VISION AND GROWTH STRATEGY, INCLUDING WITH RESPECT TO FUTURE M&A ACTIVITY AND GLOBAL GROWTH; (V) SOURCES AND AVAILABILITY OF THIRD-PARTY FINANCING FOR THE COMPANY'S PROJECTS; (VI) COMPLETION OF THE COMPANY'S PROJECTS THAT ARE CURRENTLY UNDERWAY, IN DEVELOPMENT OR OTHERWISE UNDER CONSIDERATION; (VI) RENEWAL OF THE COMPANY'S CURRENT CUSTOMER, SUPPLIER AND OTHER MATERIAL AGREEMENTS; AND (VII) FUTURE LIQUIDITY, WORKING CAPITAL, AND CAPITAL REQUIREMENTS. FORWARD-LOOKING STATEMENTS ARE PROVIDED TO ALLOW POTENTIAL INVESTORS THE OPPORTUNITY TO UNDERSTAND MANAGEMENT'S BELIEFS AND OPINIONS IN RESPECT OF THE FUTURE SO THAT THEY MAY USE SUCH BELIEFS AND OPINIONS AS ONE FACTOR IN EVALUATING AN INVESTMENT.

THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND UNDUE RELIANCE SHOULD NOT BE PLACED ON THEM. SUCH FORWARD-LOOKING STATEMENTS NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL PERFORMANCE AND FINANCIAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM ANY PROJECTIONS OF FUTURE PERFORMANCE OR RESULT EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS.

ALTHOUGH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESENTATION ARE BASED UPON WHAT MANAGEMENT OF THE COMPANY BELIEVES ARE REASONABLE ASSUMPTIONS, THERE CAN BE NO ASSURANCE THAT FORWARD-LOOKING STATEMENTS WILL PROVE TO BE ACCURATE, AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS IF CIRCUMSTANCES OR MANAGEMENT'S ESTIMATES OR OPINIONS SHOULD CHANGE EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS. THE READER IS CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.



LE GRAND BLEU

NOSY BE'S EXCLUSIVE ISLAND EXPERIENCE Phase 1

PROLOGUE

The Le Grand Bleu project's inception followed a series of meetings with representatives of the government, real estate community, and the exploration of development opportunities in Madagascar. Le Grand Bleu was designed as a first step towards creating a world-class nature immersion experience in Madagascar's iconic natural landscape of Nosy Be. After acceptance by all relevant stakeholders, the objective of purchasing Le Grand Bleu will be to design, upgrade, and operate the existing 15 lodging units. The resort has been in operation for more than 20 years, with a solid client base and maintains a 4.5 stars review on Google and Trip Advisor. Le Grand Bleu's revenue in 2018-2019 averaged 391k USD. Due to the Covid-19 pandemic, Le Grand Bleu's owners closed the business and re-opened in May 2022. Currently, financials show Le Grand Bleu is projected to generate $404,000 for 12 months ending May 2023. After the acquisition the aim will be updating and upgrading the resort, building seven additional lodging units and bringing the resort's turnover to $1million USD within 3 years.

THE TEAM

 

SOAKMONT

       

Gerald Lawless started his career with Forte Hotels culminating with him setting up and growing Forte's operations in the Middle East. After a 23-year career with Forte Hotels, he joined Jumeirah hotel group in 1997 where he helped establish it as a premier worldwide luxury hotel brand. He was also Chairman of the World Travel and Tourism Council; and is acting as an hospitality advisor for them still.

Patrick Clarke Is a Technician Architect behind some of the most innovative Zoobox concepts. He has been working on Restaurants, Commercial and residential projects for 18 years. Patrick is currently working with Zoobox to create unique buildings that merge Into their natural environment. Patrick has designed lodges for English forests, UAE deserts and created bold new designs concepts for outdoor experiences.R

Guillaume Pellerin has an MBA from Sherbrooke University, a BA in Outdoor Tourism, as well as a Global Business certificate from Harvard Business Online. Guillaume started his tourism career in Patagonia (Chile) as a Company Manager. He has been creating ecotourism experiences for more than 15 years. He has developed several award-winning ecotourism projects. He cofounded a number of outdoor organizations including the Zoobox project in 2016 and is now the CEO and owner of Wild

Micheal Lawless has a B.S. in Hotel Administration from Cornell University. He has designed a dozen of Food and Beverage experiences as well as boutique concepts in cities like Las Vegas, London, Hong Kong, Macau and Beijing. His enthusiasm for discovering new and unique food and beverage experiences drives the work he does.

Dany Girard (local project manager), is originally from northern Quebec in Canada, Dany has lived in Madagascar since 2012 and spends time exploring the 4 corners of the island to find the "best spots." He is passionate about adventure tourism, a bush pilot, an explorer. Dany has initiated and participated in several tourism and industrial projects in complex and demanding multicultural environments. He has held management positions in world-class industrial projects In Canada, Madagascar, Burkina Faso and Côte d'Ivoire.

Erwan Gavelle holds two master's degrees, one in environmental geomatics from UdeS and one in Spatial Information. He decided to make the preservation of the environment his hobbyhorse, by offering imaging acquisition services by drone, image processing and advanced geomatics analysis. Geospatial data and imagery acquired by drone in different wavelengths add value to existing data.

Michael Johnson is the CEO of Soakmont Group. Working USA LLC that is focused on consolidating for private equity acquisitions and management. Over the last 15 years he will oversee the day worker in Atlanta, has built up currently an Operations supervisor for 57 people work oversight of 4 million in domestic medical devices annual yearly. Michael enjoys a licensed investment advisor and manager.

Yann Beaudoin Is a successful entrepreneur and senior software developer. Over the last 15 years he has founded several companies involving software development and consulting businesses. Co-Founder and developer of a Digital Charted bank in Canada being formed Q4 2022 with a valuation of $200m. He has built hundreds of web, desktop and mobile applications. Yann is known as one of the most ethical and senior developers in the Web 3 space where he often collaborates with some of the top 15 cryptocurrencies.

Creating an...

EXCLUSIVE
Experience

NATURE IMMERSION

This resort is an escape from the stress of the city. It's an immersion into nature and a time to appreciate the present moment. Rediscover yourself and enjoy precious down time with those you love most. The lodging units are designed to offer an escape from the hustle and bustle. Enjoy an immersion into the natural surroundings. Visit the beach, only minutes away or the resort' infinite pool overlooking Befotaka Bay.

IMAGINATIVE JOURNEY

Guests are invited to embark on a captivating journey of discovery. This journey aims to respect the nature of the site while immersing guests in its beauty. The idea is to provide adventure in a comfortable and relaxing manner. Scuba diving with professional licensed guides, Catamaran tours, high sea fishing excursions, or partake in the cooking and cocktail mixing classes available to all our guests.

ECOSYSTEM PROTECTION

The experiences will follow a strict environmental impact strategy to respect the host environment. We also ensure every adventure our guests have will promote a long term positive effect on the local environment. Actions like coral protection programs and site revitalization directives will ensure we are active in the protection of our beautiful local ecosystem.



Nosy Be

Madagascar's premier beach destination, the island of Nosy Be has all the ingredients one would expect: soft white sand, turquoise waters and wonderful seafood. Year round diving is the main draw, and there are plenty of swimming, snorkeling, sailing and fishing experiences to be had. Nosy Be is the "Côte d'Azur" of Madagascar. It enjoys 340 days of sunshine per year and a tropical environment. The prices are very cheap compared to similar destinations: Reunion, Mauritius, Seychelles to name a few. The workforce is reasonably priced, competent and competitive. The island has a renovated international airport connecting the African and European continents. It has a long history of hospitality combined with a young and welcoming population. Malagasy is the official language, along with French. English is not widely spoken.

PHASE 1
Grand Bleu

Andilana

École Zio Alex
Temporarily closed

Nosy Sakatia

Ambaro

Andriana

Mme Rija

Ambaramidada

SITE






CORAL SANCTUARY, MADAGASGAR

Wild Investments Inc. works with world leaders to create a unique experience at the necessary level of quality. In addition to yoga, spas and massages, the site offers potential SCUBA and open water diving. Catamarans are a great way to travel between islands. Our team have already identified some great partners who will offer catamaran trips to view the local wildlife. The island hosts one of the most pristine coral reefs in the world. Recent research conducted by WCS has shown that the coral reefs of northwestern Madagascar are among the western Indian Ocean coral ecosystems. These reefs contain both the greatest biological richness and a good capacity to resist disturbance caused by climate change. Because of these exceptional natural features, northwestern Madagascar was identified by UNESCO in 2012 as a potential site for inclusion in the World Marine Heritage List. The activities surrounding the reefs could bennefit local economy from fishing to ecotourism and the conservation of their natural heritage. We help transform revenues otherwise generated by deforestation, agriculture and intensive fishing (commercial nets) into sustainable ecotourism services. We train and hire local employees for our sites, in order to sustain the viability of the project and the quality of life of local populations, who are often very dependent on seasonality of travel economy as well as local crops. The economic growth generated is used to fund education programs and the regeneration of the native ecosystem as a whole.






Tripadvisor

EXCELLENT
Basée sur **687 avis.**

valelectron
2022-01-06
Détente et lâcher prise
La vue est superbe, à savourer de la piscine.
Le personnel est au top ✌

Helios G
2021-07-10
Des vacances magiques
Un emplacement exceptionnel et une équipe fabuleuse pour des vacances en famille. Nous avons profité d'une

Fatou W
2021-02-09
Le grand bleu - Excellent hôtel
Nous sommes ravis de notre séjour au Grand Bleu. Céline et Jacques, couple dynamique et sympathique se plis en 4

Yasmina M
2021-01-14
A home away from home
As a frequent traveller who has been stuck in my home country, Ethiopia, for over a year, this trip was exactly what I

Sarah R
2021-01-06
Très accueillant
Excellent séjour pour des retrouvailles familiales.
Jacques et Céline nous ont très bien

MARKET

Nosy Be may be the most touristic site in Madagascar, but the attendance figures remain small. Almost 60,000 tourists per year visit Nosy Be as compared to the 81 million who visit France per year. Nosy Be remains a popular destination in Madagascar but is far from mass tourism. This type of exclusivity is exactly what our distinctive customers are looking for. They are looking for untouched, uncrowded natural jewels that keep the natural and cultural heritage alive. The last 2 full years (18'-19') of operating history, Le Grand Bleu has been generating on average 391k USD annually with around 3K customers per year. The last 7 months since reopening it has generated $276k, $404k projected for 12 months ending May 2023. Currently there is no advertising campaign and the resort has not been renovated in years. It has kept a 4.5 stars review on both Google and TripAdvisor. People are mainly coming for the views, the friendly customer service and the activities around the site are also added bennefits.



LE GRAND BLEU

CURRENT STATE AUGUST 2022

CORAL REGENERATION ACTIONS

November 2022 / Soakmont Group / WILD INVESTMENTS /VERSION 2

THE REEF
Nosy Be seascape is part of the northern Mozambique Channel home to the second most diverse coral populations on the planet, with the highest species richness yet reported for the Western Indian Ocean in Northwest Madagascar in the Mitsio island group. Research has highlighted that efforts aimed at maintaining Nosy Be seascape reefs high diversity and intact ecosystems are least likely to be undermined by climate disturbances in the near term. For this reason, these reefs are considered a high priority for increased management efforts that will reduce additional human disturbances, such as fishing and pollution, in order to improve the chances for their persistence. Also, as the upstream end of the core high bio- diversity region for the West Indian Ocean, this seascape is critically important for larval supply to downstream reefs, and thus for recovery following disturbances. This seascape is a mosaic of rich ecosystems: coral reefs and coral banks, mangroves - the region contains some of the most important mangroves in Madagascar, seagrasses, volcanic, karst or coral islands and islets, and bays.

THREATS
The exceptional marine biodiversity of Nosy Be seascape is facing a number of imminent threats including: unsustainable fishing practices; incidental by-catch of coastal dolphins in artisanal fisheries; poaching of marine turtles; oil exploration and planned drilling; a growing tourism industry; mangrove destruction for charcoal-making; and climate change impacts. The degradation of marine and coastal environments, lack of sustainable livelihood alternatives, and limited ability of local people to cope with these changes are thus increasing their vulnerability.

ACTIONS
In order to reverse these trends and secure healthy marine ecosystems that support the local communities who depend on them, Grand Bleu is committing a minimum of 1% of its total turnover to work with local Non Profit in the establishment of marine protected areas in Nosy Be seascape and lead the process of the creation of large co-managed Marine Protected Areas protecting critical marine habitats around Nosy Iranja and Mitsio islands groups. Grand Bleu and it's partners will also be assessing cetacean diversity, distribution, abundance and threats in the seascape. A regrowth program using local heat resistant corals could also be put in place to help regrow the reef.

December 2022 / Seakmont Group / WILD INVESTMENTS /VERSION 2



Le Grand Bleu

GRAND BLEU CURRENT TECHNICAL SPECS:

· 4 FAMILY SUITE bungalows with 2 separate bedrooms for 5 people = 20 people
· 8 COMFORT bungalows for 2 people = 16 people
· 2 hiker bungalows = 4 people
· 1 maxi family bungalow, house type = 10 people
· Equipped with fan, mosquito net, hot water, mini bar and mini safe, air conditioning (Comfort and family)
· Terrace with hammock and furniture on all bungalows
· An 8 x 10 meter infinity pool with a view of the entire bay above the sea
· Two large panoramic beaches on each side of the 150 m2 swimming pool
· The Restaurant "Le Turquoise" of 220 m2 can accommodate up to 50 people
· A very well equipped kitchen with stove, stainless steel table, French crockery, cold room,
· Many freezers, fish smoker, giant barbecue, etc...
· A reception-shop with a lot of material, a mini-jewellery, etc.
· A wellness area of 60 m2, with 2 massage rooms, spa, hair and manicure salons, herbal tea room
· A dwelling house above the restaurant with 3 bedrooms of 25 m2, living room, American kitchen, bathroom 12 m2 bath and separate WC
· A panoramic terrace of 80 m2 facing the sea above the swimming pool and the restaurant
· Some staff quarters with shower and WC, also a container
· Fins, masks and snorkels for snorkeling
· Spare equipment in case of breakdown, etc.
· Staff is well trained and stable
· Electricity :
· Jirama: electricity by public network
· A photovoltaic solar electrification generator in self-consumption with a power of 9.84 KWC, average estimated production of 46 KWH/day with 24 solar panels 2010 x 1002 x 40 mm.
· A generator (SDMO of 44 kva)
· Water: Jirama (city water) + a 35 m3 tank and 2 water suppressors



LE GRAND BLEU UPDATES AND UPGRADE

Le Grand Bleu has been in operation for more than 20 years. Major updates and upgrades are planned to rejuvenate guests' experiences. The restaurant will be fully renovated. A 160-meter square, hotel grade, fully equipped kitchen will be constructed. The dining area and terrace surface will be replaced with new natural materials. The second floor will be upgraded and remodeled into four new suites. Large windows are planned to be installed giving the customer a grand view of what Nosy Be can offer. One of the large suites will be divided to offer more beds for guests. The currrent 15 lodges will be expanded to total 22 units. The roof will be updated along with the current cottages. Le Grand Bleu is the first phase of our Madagascar Island experience and development. Our expansion goal is to develop the virgin island of Ankarea in a second phase and will be able to use Le Grand Bleu as the base camp and transit accommodation for Ankarea customers.



INVESTMENT & USE OF FUNDS

Investment Cost / Use of Funds	
Site purchase and design	1,377,000
Technichal documents	4,000
Site preparation	2,000
Construction	432,000
Operation setup, promotion, training, wesbite update, and Grand opening	45,000
Cash reserve	109,800
Referal comission (2%)	40,000
Marketing	100,000
Silicon Prairie/Soakmont Reg CF/D Crowdfunding Fee	110,200
Currency Exchange Rate (USD to EUR)	180,000
TOTAL	2,400,000

Use of funds at minimum $100,000		
Site purchase and design	$	75,000.00
Technichal documents	$	-
Site preparation	$	5,000.00
Construction	$	-
Operation setup, training, promotion and Grand opening	$	15,000.00
Cash reserve	$	-
Referal comission (2%)	$	-
Silicon Prairie/Soakmont Reg CF/D Crowdfunding Fee	$	5,000.00
Project oversight fees (WW)	$	-
TOTAL	$	100,000.00

Financial Evaluation	
Total Investment cost:	2,400,000
Yearly revenues (Y4)	1,179,796
Yearly net profit (Y4)	20,973
EBITDA (Y4)	812,322
Net yield (Y4)	32%
EBITDA yield (Y4)	34%
ROI (EBITDA AVG)	3
Depreciation time (in years)	30

After the first $100,000 is raised, funds will begin to be withdrawn from the campaign to begin payments for the acquisition. First 100k(euro) is due by Feb 28 2023. Remaining 3 payments bi-annually will be paid according to purchase agreement (attached). Revenues from the resort begin to be under Soakmont control after the first payment is made. Those revenues will also support the payments as needed.

FINANCIAL PROJECTIONS



EXPERIENCE FINANCIAL SUMMARY

* not audited, master numbers in GREEN

10 year forecast	year 1	year 2	year 3	year 4	year 5	year 6	year 7	year 8	year 9	year 10
Total number of units	22	22	22	22	22	22	22	22	22	22
ADR (free of taxes)	125	128	130	133	135	138	141	144	146	149
Occupancy rate	65%	70%	71%	72%	75%	76%	77%	78%	79%	80%

10 year P&L	year 1	year 2	year 3	year 4	year 5	year 6	year 7	year 8	year 9	year 10
Incomes										
Room income	652,438	716,678	741,454	766,935	814,868	842,248	870,397	899,335	929,082	959,659
Activity income (included)	85,410	164,184	169,860	175,698	186,679	192,951	199,400	206,029	212,844	234,506
Food and Beverage income (included)	179,361	204,902	220,465	237,163	262,066	281,706	302,766	325,345	342,696	360,916
Total	**917,209**	**1,085,764**	**1,131,780**	**1,179,796**	**1,263,613**	**1,316,905**	**1,372,562**	**1,430,709**	**1,484,623**	**1,555,081**
Expenses										
Local sites cost of operations	107,880	133,548	138,246	166,711	177,495	183,886	190,522	197,419	203,971	212,050
Local sites workforces	118,706	124,641	130,873	137,417	144,288	151,502	159,077	167,031	175,383	184,152
Local sites supplies and services	54,016	59,543	61,407	63,346	66,374	68,501	70,716	73,022	75,218	77,928
Total	**280,602**	**317,733**	**330,527**	**367,474**	**388,157**	**403,889**	**420,316**	**437,472**	**454,572**	**474,130**
EBITDA	**636,506**	**768,031**	**801,253**	**812,322**	**875,456**	**913,016**	**952,247**	**993,237**	**1,030,051**	**1,080,951**
EBITDA %	69%	71%	71%	69%	69%	69%	69%	69%	69%	70%
Investor Dividend Distributions 75%	$ 477,455	$ 576,023	$ 600,940	$ 609,242	$ 656,592	$ 684,762	$ 714,185	$ 744,928	$ 772,538	$ 810,713
Depreciation	14,400	14,400	14,400	14,400	14,400	14,400	14,400	14,400	14,400	14,400
Operation incentive fees (Wild World)	127,321	153,606	160,251	162,464	175,091	182,603	190,449	198,647	206,010	216,190
Net profit	**$ 13,944**	**$ 19,201**	**$ 20,630**	**$ 20,973**	**$ 23,498**	**$ 25,001**	**$ 26,570**	**$ 28,209**	**$ 29,682**	**$ 31,718**
Number of Outstanding Shares 53,500										
Potential Dividend Per Share	**$ 9**	**$ 11**	**$ 11**	**$ 11**	**$ 12**	**$ 13**	**$ 13**	**$ 14**	**$ 14**	**$ 15**

December 2022 / Soakmont Group / WILD INVESTMENTS /VERSION 2

Rental Data

Demand for luxury rentals continues to grow over the last 2 years post pandemic

Historical Nosy Be Nightly Rental Rates



Budget   Economy   Midscale   Upscale ——— Luxury

Source: Airdna. Data pulls from Airbnb and Vrbo rental data

STRONG CASE FOR GROWTH



Le Grand Bleu Historical and Projections

Source: 2018-2019 data, 7 months 2022 after re-opening. Financial Assumptions are in attachments for viewing

Business Model Points



- The main income streams are from lodging, activities, and restaurant sales.
- High margins due to low cost of salaries to the staff on the island.
- Plans to update the website in first quarter of ownership, and expand the number of booking sites customers can use.
- The team plans on allocating $100,000 total for marketing of the campaign in 2023.
- Training new management from Wild World will begin immediately to operate the resort. Revenues will also be entitled to Soakmont after the first payment.
- The renovations are expected to last 4 months after beginning, this will begin as soon as the funds are available in excess of the payments to the owners for the initial purchase.
- The company will remain customer centric to maintain a world class experience for visitors and guests.
- At a minimum, 75 percent of the operating income will be used for quarterly dividend distributions by the company to investors. The percentage may be higher if no additional capital is needed to hold for reinvestment.
- Wild World will oversee management of the resort. Dany Girard will be on site as a director and ensuring the resort performs as planned. Wild World will have a management performance fee that is variable, based off earnings. Soakmont management will assist full time as well in supporting roles.
- The company will retain $100k USD on the balance sheet for capital expenditures and unexpected maintenance.
- _Our management will have the financials audited yearly in the US for shareholder review._

INVESTMENT SUMMARY

- The site is located in one of the most beautiful and pristine coral reefs in the world.

- The property could yield from 15 percent, with an occupancy rate of 50 percent to 30 percent annually, with an occupancy rate of 70 percent. The average occupancy rate is 68 percent.

- Current occupancy rate is 76%

- 22% Projected Internal Rate of Return (IRR)

- Quarterly dividends distributed to shareholders. Estimated $9-12 per share for first full year ($50 per share is proposed par value. Less with campaign perks)

- The investment offers pass-through capital gains and dividend income to investors through the SPV LLC the resort would be purchased with.

- The investment generates a potential full ROI within 4 years of acquisition.



THE PLAN

Q4 2022
PHASE 1 -TEST-THE-WATERS CAMPAIGN

Q4 2022 - Q1 2023
PHASE 2 -OFFICIAL LOI IS DRAFTED TO ACQUIRE. SPV IS FOMRED. OFFICIAL REG CF RAISE BEGINS

Q1 2023
PHASE 2 - FIRST DOWN PAYMENT TO ACQUIRE & TRANSITION OF MANAGEMENT TO SOAKMONT & TRAINING FROM OWNERS

Q1-Q2 2023
STEP 3 - BEGIN RENOVATIONS & OPERATING LE GRAND BLEU

Key Investment Info

Pass-Through Income

The SPV LLC that will be created to acquire the resort will offer pass through income and capital gains. Creating a perfect passive income vehicle.

Investment Perks

Pledge and subscribe early for investment to secure a 1%-27% discount on the common stock share price.

Premium Occupancy Rate

Current occupancy rate is 76%.

Quarterly Dividends

Projected $9-12 first year annual dividend yield after renovations.
Year 5 $13-16 per year
Year 10 $16-19 per year

Secondary Market

Your private equity stock will have multiple avenues for exchanging after the 6-12 month SEC time restriction on trading

Current Revenues

Last 7 months since re-openings after covid, the resort has generated $276,000.
Projected $404,000 for 12 months

22% IRR

This is calculated using the $2,400,000 acquisition cost, and 10 years of projected dividends shown in the financial summary table

Fully Audited Financials

All financials will be fully audited yearly in the US for shareholders to review

Common Stock

This investments would offer Equity Common stock. Invest for your share of ownership!

Key Growth Plans

Increase Marketing

Invest capital and talent. Our team has individuals that own marketing agencies. Plans to expand number of booking sites and upgrade the current website.

Expansion of Amenities

SCUBA diving in one of the most pristine coral reefs, catamaran tours, fishing excursions, cooking and cocktail making classes.

Major Renovations to Upgrade whole Site

Plan to add 7 lodges to have 22 total (~50% increase) and upgrade the whole facility and kitchen

Experienced Leadership

Our team has a continuous improvement culture that will always be seeking new ways to improve the experience and improve margins.

EQUITY INFORMATION

EQUITY CAP TABLE - LE GRAND BLEU



Here is the breakdown of the equity that would be available.

Soakmont Group LLC equity fee is 7%
(within normal range of the crowdfunding industry).

Investors are able to buy the remaining 93% of the ownership of
Le Grand Bleu.

Holder	Equity Cap Table - Le Grand Bleu	
Soakmont Group LLC	7%	Common Stock
Investors	93%	Common Stock

We feel 7% is reasonable due to the on-going management that is required. Also due to the upfront work that is required in finding properties, travel costs to the site, inspection, performing financial due diligence, up front expenses for the Test-The-Waters Campaign, up front expenses to launch a full Reg CF/D campaign with legal costs and preparation with third parties, and with risk of losing the entire sum if the crowdfund doesn't begin or fails to reach the minimum.

COMMON STOCK INFORMATION



$50 Per Share

Total Invested from Shares W/Perks	$ 1,775,000
Total number of Shares (w/Perks)	35,500
Total number of Shares (w/o Perks)	19,763
Bonus Shares	237
Total number of Outstanding Shares	55500
Total Market Capitalization of Outstanding Shares ($50 par value)	$ 2,775,000

SOAKMONT Le Grand Bleu

LE GRAND BLEU

NOSY BE'S EXCLUSIVE ISLAND EXPERIENCE PHASE I



RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

AN INVESTMENT IN THE SECURITIES OFFERED HEREBY IS SPECULATIVE IN NATURE, INVOLVES A HIGH DEGREE OF RISK AND SHOULD NOT BE MADE BY ANY INVESTOR WHO CANNOT AFFORD THE LOSS OF HIS ENTIRE INVESTMENT. EACH PROSPECTIVE PURCHASER SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND SPECULATIVE FACTORS ASSOCIATED WITH THIS OFFERING, AS WELL AS OTHERS DESCRIBED ELSEWHERE IN THE AGREEMENT, BEFORE MAKING ANY INVESTMENT. THE AGREEMENT CONTAINS CERTAIN STATEMENTS RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF OUR COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY PREDICTIONS, INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THE AGREEMENT, INCLUDING THE MATTERS SET FORTH BELOW, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS.

Risks Related to the Company's Business and Financial Condition

Limited History

The Company was incorporated on December 16, 2022, and has limited data and history that you can use to evaluate our business strategies and prospects. Our business model is evolving and is distinct from other companies in our industry and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Any evaluation of our business and prospects must be considered in light of these factors and the risks and uncertainties often encountered by companies in the early stage of development. Some of these risks and uncertainties relate to our ability to:

- raise adequate financing
- respond effectively to competition, and
- attract and retain qualified employees

There can be no assurance that the Company will ever generate sufficient revenues to achieve or sustain profitability or generate positive cash flow. There can be no assurance that the Company will be successful in implementing its business plan.

Key Personnel

The Company is highly dependent on its key management. The loss of these individuals could have a material adverse effect on the Company. The Company does not presently maintain key person life insurance on any of these individuals.

Risks Associated with this Offering and the Units

This Offering is being made in reliance on an exemption from registration requirements and there is no guarantee the Offering will comply with the requirements for such exemption.

This Offering will not be registered with the Securities and Exchange Commission ("SEC") under the Securities Act or with the securities agency of any state. The securities are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth herein. If this Offering should fail to comply with the requirements of such exemption, investors may have the right to rescind their investment. This might also occur under applicable state securities or "blue sky" laws and regulations in states where the securities will be offered without registration or qualification pursuant to a private offering or other exemption.

The Offering has not been reviewed by Securities Agencies.

The sale of the securities offered hereby has not been approved or disapproved by the SEC or any state regulatory agencies, and no regulatory body has passed upon or endorsed the accuracy, adequacy, or completeness of this document. Accordingly, prospective investors must rely on their own examination of the document, including, without limitation, the merits of, and risks involved in, acquiring the securities.

There are significant restrictions on the transferability of the securities.

The securities are restricted securities under the Securities Act and cannot be resold or otherwise transferred unless they are registered under the Securities Act and any applicable state securities laws or are transferred in a transaction exempt from such registration.

Consequently, each investor's ability to control the timing of the liquidation of his or her investment in the Company may be restricted. Investors should be prepared to hold their securities for an indefinite period of time.

There is no market, and there may never be a market, for the Units, which may make it difficult for you to sell your Units.

The Company is a private company and there is no trading market for any of the Company's securities. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for the Units, the ability of holders of the Units to sell the same, or the prices at which holders may be able to sell such Units.

The Company's officers and directors may be subject to indemnification by the Company in connection with this Offering.

Colorado law provides for indemnification of directors, and, to the extent permitted by such law, eliminate or limit the personal liability of directors to the Company and its creditors of monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for

liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to governors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Risks Related to Tax Issues

EACH PROSPECTIVE MEMBER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR CONCERNING THE IMPACT THAT HIS, HER OR ITS PARTICIPATION IN THE COMPANY MAY HAVE ON HIS, HER OR ITS FEDERAL INCOME TAX LIABILITY AND THE APPLICATION OF STATE AND LOCAL INCOME AND OTHER TAX LAWS TO HIS, HER OR ITS PARTICIPATION IN THE OFFERING.

The IRS may classify your investment as a passive activity, resulting in your inability to deduct losses associated with your investment.

If you are not involved in our operations on a regular, continuing and substantial basis, it is likely that the IRS will classify your interest in the Company as a passive activity. The passive activity rules could restrict an investor's ability to currently deduct any of the Company's losses that are passed through to such investor.

Income allocations assigned to an investor's Note(s) may result in taxable income in excess of cash distributions, which means you may have to pay income tax on your investment with personal funds.

Investors will pay tax on their allocated Units of our taxable income. An investor may receive allocations of taxable income that result in a tax liability that is in excess of any cash distributions the Company may make to the investor. Accordingly, investors may be required to pay some or all of the income tax on their allocated Units of the Company's taxable income with personal funds.

An IRS audit could result in adjustment to the Company's allocations of income, gain, loss and deduction causing additional tax liability to the Company's Shareholders.

The IRS may audit the Company's income tax returns and may challenge positions taken for tax purposes and allocations of income, gain, loss and deduction to investors. If the IRS were successful in its challenge, an investor may have additional tax liabilities.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS AGREEMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

THE OFFERING

9. What is the purpose of this offering?
To raise capital sufficient to close the transactions contemplated by the attached Share Purchase Agreement and to improve the real property which is the subject of said Agreement as set forth more fully within the Business Plan.

10. How does the issuer intend to use the proceeds of this offering?

INVESTMENT & USE OF FUNDS

Investment Cost / Use of Funds

Site purchase and design	1,377,000
Technichal documents	4,000
Site preparation	2,000
Construction	432,000
Operation setup, promotion, training, wesbite update, and Grand opening	45,000
Cash reserve	109,800
Referal comission (2%)	40,000
Marketing	100,000
Silicon Prairie/Soakmont Reg CF/D Crowdfunding Fee	110,200
Currency Exchange Rate (USD to EUR)	180,000
TOTAL	**2,400,000**

Use of funds at minimum $100,000

Site purchase and design	$	75,000.00
Technichal documents	$	-
Site preparation	$	5,000.00
Construction	$	-
Operation setup, training, promotion and Grand opening	$	15,000.00
Cash reserve	$	-
Referal comission (2%)	$	-
Silicon Prairie/Soakmont Reg CF/D Crowdfunding Fee	$	5,000.00
Project oversight fees (WW)	$	-
TOTAL	**$**	**100,000.00**

Financial Evaluation

Total Investment cost:	2,400,000
Yearly revenues (Y4)	1,179,796
Yearly net profit (Y4)	20,973
EBITDA (Y4)	812,322
Net yield (Y4)	32%
EBITDA yield (Y4)	34%
ROI (EBITDA AVG)	3
Depreciation time (in years)	30

After the first $100,000 is raised, funds will begin to be withdrawn from the campaign to begin payments for the acquisition. First 100k(euro) is due by Feb 28 2023. Remaining 3 payments bi-annually will be paid according to purchase agreement (attached). Revenues from the resort begin to be under Soakmont control after the first payment is made. Those revenues will also support the payments as needed.

11. How will the issuer complete the transaction and deliver securities to the investors?
Signed Subscription Agreements will be collected through the funding portal.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.



Soakmont Group LLC is launching a crowdfunding campaign.
SEC Exemption: Regulation CF
Le Grand Bleu LLC, a Wyoming USA Corp, is being formed to be the owner and issuing company.

The company's target raise:
$2,400,000 USD for 55,500 common stock equity shares to equal 93% equity of Le Grand Bleu LLC available to investors.

	Price for Public	Minimum Investment
Per Share...	$50	$500

Investing in our common stock involves significant risk. See full risks in our Private Placement Memorandum issued at offering launch
(Reg CF exempt offering)

14. Do the securities offered have voting rights? ☐ Yes ☒ No
15. Are there any limitations on any voting or other rights identified above? ☒ Yes ☐ No
Explain: <u>See Operating Agreement</u>
16. How may the terms of the securities being offered be modified?
Any material changes to this offering will be communicated through the Funding Portal giving unsubscribed investors an opportunity to positively accept the modifications, reject them, or have their investment commitment automatically refunded.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

EQUITY INFORMATION

EQUITY CAP TABLE - LE GRAND BLEU



Here is the breakdown of the equity that would be available.

Soakmont Group LLC equity fee is 7%
(within normal range of the crowdfunding industry).

Investors are able to buy the remaining 93% of the ownership of Le Grand Bleu.

We feel 7% is reasonable due to the on-going management that is required. Also due to the upfront work that is required in finding properties, travel costs to the site, inspection, performing financial due diligence, up front expenses for the Test-The-Waters Campaign, up front expenses to launch a full Reg CF/D campaign with legal costs and preparation with third parties, and with risk of losing the entire sum if the crowdfund doesn't begin or fails to reach the minimum.

Holder	Equity Cap Table - Le Grand Bleu	
Soakmont Group LLC	7%	Common Stock
Investors	93%	Common Stock

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
See Term Sheet for Details

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No
Explain: _____

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
See Risk Factors

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.
The selection of an offering price was based on similar precedent transactions.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
See Risk Factors

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

See Operating Agreement

24. Describe the material terms of any indebtedness of the issuer:
None.

25. What other exempt offerings has the issuer conducted within the past three years? :

None.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
     (1) any or officer of the issuer;
     (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
     (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
     (4) any immediate family member of any of the foregoing persons.
If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Not applicable			

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☒ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations. The Company is a startup entity.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

.

Unaudited Projected Annual Statement 23'-24'

Le Grand Bleu, LLC

A Wyoming Limited Liability Company

I.R.S Employer Identification Number
92-1505171

1650 West End Blvd, Saint Louis Park, MN

Securities Not Registered pursuant to Title 3 Regulation CF of Jobs Act

Title of Each Class	Trading Symbol(s)	Name of ATS
Common Shares, With $50 Par Value		Silicon Prairie Private eXecution

As of Feburary 1, 2024, Le Grand Bleu will have 55,500 common shares outstanding

Table of Contents

Part 1

Item 1. Business

Le Grand Bleu, LLC was formed as a Wyoming company in 2022. The primary busness is operating the resort that is planned to be acquired in Q1 2023 from Jacques and Celine Duguy. The 15 room resort has been in operation for more than 20 years on Nosy Be, Madagascar; and maintains a 4.5 star rating on Tripadvisor.

The funding for the acquisition utilized equity crowdfunding for the sale price of 1.35 million euros. The management of Le Grand Bleu is under Soakmont Group in partnership with Wild World inc. 55,500 common stock shares are available to be issued total.

Our business strategy is to maximize revenues,operating income and cash flow primarily through hotel, food and beverage, and tourist activities income through Le Grand Bleu resort. We focus on delivering exceptional service and value to our guests. Our hands-on management style focuses on customer service and cost efficiencies. Le Grand Bleu management believes we can deliver exceptional dividend and capital appreciation income to shareholders over the long term as the resort operates with high profitability margins.

One of the first capital expenditures planned is a full renovation of the welcoming center, lodging rooms and buildings,and restaurant. We are increasing capacity by nearly 50% by adding 7 more rooms, equally 22 rooms total. Through reinvestment in 2023 and strategic marketing Le Grand Bleu will see significant improvment to financial performance over the next several years.

The average occupancy rate, average daily room rate ("ADR") and revenue per available room ("REVPAR"), calculated by dividing total hotel revenue by total rooms available, at the Le Grand Bleu for the following periods were:

	2024	2023
Occupancy rate	70%	65%
ADR $	128	125
REVPAR	$34,910	$28,936

Note: Q4 2022 occupancy rate was 76% during time of LOI signing in December. Holidays later in the month were fully booked 100%

Le Grand Bleu, LLC
Condensed Consolidated Statement of Earnings (P&L)

	Twelve Months Ended	Twelve Months Ended
	December 31	December 31
	2024	**2023**
REVENUES		
Hotel income	$ 716,678	$ 652,438
Restaurant income	204,902	179,361
Other income	164,184	85,410
Gross Revenues	**$ 1,085,764**	**$ 917,209**
OPERATING EXPENSES		
Site workforce & operation expenses	$ 258,189	$ 226,586
Site supplies and services	59,543	54,016
Management Incentive Fee	153,606	127,321
Depreciation and amortization	14,400	14,400
Total operating expenses	**$ 485,738**	**$ 422,323**
Income from operations	$ 600,026	$ 494,886
Provision for income taxes	$ -	$ -
Net income after tax	**$ 600,026**	**$ 494,886**
Earnings per share	**$ 10.8**	**$ 8.9**

Le Grand Bleu, LLC
Condensed Consolidated Balance Sheet

		Twelve Months Ended December 31		Twelve Months Ended December 31
		2024		**2023**
ASSETS				
Current assets				
Cash and cash equivalents	$	596,635	$	583,314
Marketable securities		5,000		2,500
Accounts receivables		2,500		750
Inventory		1,500		1,500
Total current assets	$	605,635	$	588,064
Noncurrent assets				
Property, plant, and equipment - net	$	1,806,200	$	1,820,600
Other noncurrent assets		15,150		4,500
Total non-current assets	$	1,821,350	$	1,825,100
TOTAL ASSETS	$	**2,426,985**	$	**2,413,164**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	-	$	-
Income tax payable	$	-	$	-
Total current liabilities	$	-	$	-
Noncurrent liabilities				
Long-term lease liability	$	4,600	$	4,600
Total noncurrent liabilities	$	4,600	$	4,600
Shareholders' equity				
Common stock and additional paid-in capital	$	2,400,000	$	2,400,000
Retained earnings		27,385		11,064
Treasury stock		(5,000)		(2,500)
Total stockholders' equity		2,422,385		2,408,564
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	**2,426,985**	$	**2,413,164**

Le Grand Bleu, LLC
Condensed Consolidated Statement of Cash Flows

	Twelve Months Ended December 31		Twelve Months Ended December 31	
		2024		**2023**
Cash flow from operating activities:				
Net income	$	600,026	$	494,886
Adjustments to reconcile net loss to net cash				
used in operating activities:				
Depreciation and amortization		14,400		14,400
(Increase) decrease in assets				
Marketable securities		(2,500)		(2,500)
Accounts receivables		(1,750)		(750)
Inventory		-		(1,500)
Other noncurrent assets		(10,650)		(4,500)
(Increase) decrease in liabilities				
Income tax payable		-		-
Long-term lease liability		-		4,600
Net cash provided by operating activities	$	599,526	$	504,636
Cash flow from investing activities:				
Acquisition of property, plant and equipment	$	-	$	(1,835,000)
Net cash used in investing activities	$	-	$	(1,835,000)
Cash flow from financing activities:				
Proceed from issuance of common stock	$	-	$	2,400,000
Cash dividends paid		(583,705)		(483,822)
Repurchase of common stock (treasury)		(2,500)		(2,500)
Net cash provided (used) by financing activities	$	(586,205)	$	1,913,678
Change in cash and cash equivalents	$	13,321	$	583,314
Cash and cash equivalents, beginning of the period		583,314		-
Cash and cash equivalents, end of the period	$	**596,635**	$	**583,314**

Le Grand Bleu, LLC
Condensed Consolidated Statement of Owners Equity

	Common stock and additional paid-in capital		Retained earnings		Total stockholders' equity
Balance as of January 1, 2023	$	-	$	-	$ -
Issuance of common stock		2,400,000		-	2,400,000
Repurchase of common stock		(2,500)		-	- 2,500
Net income during the period		-		494,886	494,886
Cash dividends paid during the period		-		(483,822)	483,822
Balance as of December 31, 2023	$	**2,397,500**	$	**11,064**	$ **2,408,564**
Issuance of common stock		-		-	-
Repurchase of common stock		(2,500)		-	- 2,500
Net income during the period		-		600,026	600,026
Cash dividends paid during the period		-		(583,705)	583,705
Balance as of December 31, 2024	$	**2,395,000**	$	**27,385**	$ **2,422,385**

Le Grand Bleu, LLC

The preparation of these financial statement projections are in conformity with U.S. generally accepted accounting principles. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management evaluates the estimates and assumptions based on historical experience and believes that those estimates and assumptions are reasonable based upon information available to them.

Soakmont Group Chief Financial Officer   Michael Johnson

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or mis demeanor:

   (i) in connection with the purchase or sale of any security? ☐ Yes ☒ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes ☒ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   (i) in connection with the purchase or sale of any security? ☐ Yes ☒ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes ☒ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   (i) at the time of the filing of this offering statement bars the person from:

      (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No

      (B) engaging in the business of securities, insurance or banking? ☐ Yes ☒ No

      (C) engaging in savings association or credit union activities? ☐ Yes ☒ No

   (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No
   (ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☒ No
   (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?
      ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

(ii) Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☒ No
If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☒ No
If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☒ No
If Yes, explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and
(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

MATERIAL DOCUMENTS

1. **ARTICLES OF ORGANIZATION**

2. **OPERATING AGREEMENT**

3. **SHARE PURCHASE AGREEMENT**

4. **ASSET PURCHASE AGREEMENT**

5. **WHOIS DOMAIN NAME INFORMATION (ALSO ATTACHED AS ANNEX 1 TO ASSET PURCHASE AGREEMENT)**

6. **TEST THE WATERS PAGE**



Wyoming Secretary of State

Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

Secretary of State

Limited Liability Company
Articles of Organization

I. The name of the limited liability company is:
Le Grand Bleu, LLC

II. The name and physical address of the registered agent of the limited liability company is:
Corporation Service Company
1821 Logan Ave
Cheyenne, WY 82001

III. The mailing address of the limited liability company is:
5600 Camerata Way, Unit 425
St. Louis Park, MN 55416

IV. The principal office address of the limited liability company is:
1650 West End Blvd Suite 100
St. Louis Park, MN 55416

V. The organizer of the limited liability company is:
Jeffrey C. O'Brien
100 Washington Avenue South STE 1700

Signature: *Jeffrey C. O'Brien*   Date: **12/16/2022**

Print Name: **Jeffrey C. O'Brien**

Title: **Attorney**

Email: **jobrien@chestnutcambronne.com**

Daytime Phone #: **(612) 336-1298**



☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Limited Liability Company Act, (W.S. 17-29-101 through 17-29-1105) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Organization that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I consent on behalf of the business entity to accept electronic service of process at the email address provided with Article IV, Principal Office Address, under the circumstances specified in W.S. 17-28-104(e).

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☑ An Individual   ☐ An Organization

Filer Information:

By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Organization.

Signature: *Jeffrey C. O'Brien*   Date: **12/16/2022**

Print Name: **Jeffrey C. O'Brien**

Title: **Attorney**

Email: **jobrien@chestnutcambronne.com**

Daytime Phone #: **(612) 336-1298**



Secretary of State

Consent to Appointment by Registered Agent

Corporation Service Company, whose registered office is located at **1821 Logan Ave, Cheyenne, WY 82001**, voluntarily consented to serve as the registered agent for **Le Grand Bleu, LLC** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *Jeffrey C. O'Brien*   Date: **12/16/2022**

Print Name: **Jeffrey C. O'Brien**

Title: **Attorney**

Email: **jobrien@chestnutcambronne.com**

Daytime Phone #:   **(612) 336-1298**

STATE OF WYOMING
Office of the Secretary of State

I, KARL ALLRED, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF ORGANIZATION

Le Grand Bleu, LLC

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **16th** day of **December, 2022** at **1:13 PM.**

Remainder intentionally left blank.



Filed Date: 12/16/2022

_____
Secretary of State

Filed Online By:

Jeffrey C. O'Brien

on 12/16/2022

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
FOR
LE GRAND BLEU, LLC

A Manager-Managed Limited Liability Company

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT is made and entered into this day December 16, 2022 by Soakmont Group, LLC, a Wyoming limited liability company, and each individual or business entity later subsequently admitted to the Company. These individuals and/or business entities shall be known as and referred to as "Members" and individually as a "Member":

Soakmont Group, LLC

As of this date the Members, through their agent, Corporation Service Company, have formed the Manager-Managed Limited Liability Company named above under the laws of the State of Wyoming. Accordingly, in consideration of the conditions contained herein, they agree as follows:

ARTICLE I
Definitions

The terms defined in this Section I (except as may be otherwise expressly provided in this Agreement or unless the context clearly requires otherwise) shall for purposes of this Agreement, the Articles of Organization and the Bylaws of the Company, have the following respective meanings:

1.1   "Act" means the Wyoming Limited Liability Company Act contained in Wyoming Statutes, Section 17-29-101, et. seq.

1.2   "Agreement" means this Limited Liability Company Operating Agreement, and all amendments and modifications hereto, including any schedules, amendments or supplements to the Agreement.

1.3   "Articles of Organization" means the Articles of Organization of the Company, as the same may be amended from time to time.

1.4   "Financial Rights" means those rights associated with a Membership Unit to share in Net Income and Net Losses and Distributions with respect to Membership Units, and the right to assign such rights, in accordance with the terms of this Agreement, the Articles of Organization and the Bylaws.

1.5   "Governance Rights" means all rights associated with a Membership Unit in the Company other than Financial Rights, including, without limitation, rights to vote, receive notices and attend meetings of members.

1.6   "Membership Unit" means one of the units into which the Members' ownership interests in the Company are divided, each such Membership Unit consisting of Governance Rights and Financial Rights, the right to assign such Membership Unit or the Financial Rights attributable to such Membership Unit, and to separate the Governance Rights and Financial Rights attributable to a Membership Unit and separately assign such rights, all in accordance with the Act, the Articles of Organization and Bylaws of the Company, and this Agreement. When the Governance Rights and Financial Rights attributable to a Membership Unit have been separated and such separation is reflected in the Required Records of the Company, references to Membership Unit shall mean the Governance Rights or Financial Rights related to such Membership Unit as appropriate in the context.

1.7   "Required Records" mean those records required to be maintained by the Company pursuant to the Act.

ARTICLE 2
Company Formation and Registered Agent

2.1 FORMATION. The Members hereby form a Limited Liability Company ("Company") subject to the provisions of the Limited Liability Company Act as currently in effect as of this date. A Certificate of Formation shall be filed with the Secretary of State.

2.2 NAME. The name of the Company shall be: Le Grand Bleu, LLC.

2.3 REGISTERED OFFICE AND AGENT. The location of the registered office of the Company shall be:

2.4 TERM. The Company shall continue perpetually unless dissolved by: (a) Members whose capital interest as defined in Article 2.2 exceeds 50 percent vote for dissolution; or (b) any event which makes it unlawful for the business of the Company to be carried on by the Members; or (c) the death, resignation, expulsion, bankruptcy, retirement of a Member or the occurrence of any other event that terminates the continued membership of a Member of the Company; or (d) any other event causing a dissolution of a Limited Liability Company under the laws of the State of Wyoming.

2.5 CONTINUANCE OF COMPANY. Notwithstanding the provisions of ARTICLE 2.4, in the event of an occurrence described in ARTICLE 2.4(c), if there are at least two remaining Members, said remaining Members shall have the right to continue the business of the Company. Such right can be exercised only by the unanimous vote of the remaining Members within ninety (90) days after the occurrence of an event described in ARTICLE 2.4(c). If not so exercised, the right of the Members to continue the business of the Company shall expire.

2.6 BUSINESS PURPOSE. The purpose of the Company is to engage in any lawful act or activity for which a Limited Liability Company may be formed under the Limited Liability statutes of the State of Wyoming.

2.7 PRINCIPAL PLACE OF BUSINESS. The location of the principal place of business of the Company shall be 1650 West End Blvd Suite 100, St Louis Park, MN 55416 or at such other place as the Managers from time to time select.

2.8 THE MEMBERS. The name and place of residence of each member are contained in Exhibit 2 attached to this Agreement.

2.9 ADMISSION OF ADDITIONAL MEMBERS. Except as otherwise expressly provided in the Agreement, no additional members may be admitted to the Company through issuance by the company of a new interest in the Company without the prior unanimous written consent of the Members.

ARTICLE 3
Capital Contributions

3.1 INITIAL CONTRIBUTIONS. The Members initially shall contribute to the Company capital as described in Exhibit 3 attached to this Agreement. The agreed value of such property and cash is $200.00.

3.2 ADDITIONAL CONTRIBUTIONS. Except as provided in ARTICLE 7.2, no Member shall be obligated to make any additional contribution to the Company's capital.

ARTICLE 4
Profits, Losses and Distributions

4.1 PROFITS/LOSSES. For financial accounting and tax purposes the Company's net profits or net losses shall be determined on an annual basis and shall be allocated to the Members in proportion to each Member's relative capital interest in the Company as set forth in Exhibit 2 as amended from time to time in accordance with Treasury Regulation 1.704-1.

4.2 **DISTRIBUTIONS.** The Members shall determine and distribute available funds annually or at more frequent intervals as they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Managers. Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to Treasury Regulation 1.704-l(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in Treasury Regulation 1.704-l(b)(2)(ii)(d).

ARTICLE 5
Management

5.1 **MANAGEMENT OF THE BUSINESS.** The name and place of residence of each Manager is attached as Exhibit 1 of this Agreement. Such Managers shall serve until their successor(s) are elected by a unanimous vote of the Members, but no fewer than one, with one Manager elected by the Members as Chief Executive Manager.

5.2 **MEMBERS.** The liability of the Members shall be limited as provided under the laws of the Wyoming Limited Liability statutes. Members that are not Managers shall take no part whatever in the control, management, direction, or operation of the Company's affairs and shall have no power to bind the Company. The Managers may from time to time seek advice from the Members, but they need not accept such advice, and at all times the Managers shall have the exclusive right to control and manage the Company. No Member shall be an agent of any other Member of the Company solely by reason of being a Member.

5.3 **POWERS OF MANAGERS.** The Managers are authorized on the Company's behalf to make all decisions as to (a) the sale, development lease or other disposition of the Company's assets; (b) the purchase or other acquisition of other assets of all kinds; (c) the management of all or any part of the Company's assets; (d) the borrowing of money and the granting of security interests in the Company's assets; (e) the pre-payment, refinancing or extension of any loan affecting the Company's assets; (f) the compromise or release of any of the Company's claims or debts; and, (g) the employment of persons, firms or corporations for the operation and management of the company's business. In the exercise of their management powers, the Managers are authorized to execute and deliver (a) all contracts, conveyances, assignments leases, sub-leases, franchise agreements, licensing agreements, management contracts and maintenance contracts covering or affecting the Company's assets; (b) all checks, drafts and other orders for the payment of the Company's funds; (c) all promissory notes, loans, security agreements and other similar documents; and, (d) all other instruments of any other kind relating to the Company's affairs, whether like or unlike the foregoing.

5.4 **CHIEF EXECUTIVE MANAGER.** The Chief Executive Manager shall have primary responsibility for managing the operations of the Company and for effectuating the decisions of the Managers.

5.5 **NOMINEE.** Title to the Company's assets shall be held in the Company's name or in the name of any nominee that the Managers may designate. The Managers shall have power to enter into a nominee agreement with any such person, and such agreement may contain provisions indemnifying the nominee, except for his willful misconduct.

5.6 **COMPANY INFORMATION.** Upon request, the Managers shall supply to any member information regarding the Company or its activities. Each Member or his authorized representative shall have access to and may inspect and copy all books, records and materials in the Manager's possession regarding the Company or its activities. The exercise of the rights contained in this ARTICLE 5.6 shall be at the requesting Member's expense.

5.7 **EXCULPATION.** Any act or omission of the Managers, the effect of which may cause or result in loss or damage to the Company or the Members if done in good faith to promote the best interests of the Company, shall not subject the Managers to any liability to the Members.

5.8 **INDEMNIFICATION.** The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant, pending or completed action, suit or proceeding, whether civil,

criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Member of the Company, Manager, employee or agent of the Company, or is or was serving at the request of the Company, for instant expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Members determine that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe his/her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo Contendere" or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was lawful.

5.9 **RECORDS.** The Managers shall cause the Company to keep at its principal place of business the following:

(a) a current list in alphabetical order of the full name and the last known street address of each Member;
(b) a copy of the Certificate of Formation and the Company Operating Agreement and all amendments;
(c) copies of the Company's federal, state and local income tax
returns and reports, if any, for the three most recent years;
(d) copies of any financial statements of the limited liability company for the three most recent years.

ARTICLE 6
Compensation

6.1 **MANAGEMENT FEE.** Any Manager rendering services to the Company shall be entitled to compensation commensurate with the value of such services.

6.2 **REIMBURSEMENT.** The Company shall reimburse the Managers or Members for all direct out-of-pocket expenses incurred by them in managing the Company.

ARTICLE 7
Bookkeeping

7.1 **BOOKS.** The Managers shall maintain complete and accurate books of account of the Company's affairs at the Company's principal place of business. Such books shall be kept on such method of accounting as the Managers shall select. The company's accounting period shall be the calendar year.

7.2 **MEMBER'S ACCOUNTS.** The Managers shall maintain separate capital and distribution accounts for each member. Each member's capital account shall be determined and maintained in the manner set forth in Treasury Regulation 1.704-I(b)(2)(iv) and shall consist of his initial capital contribution increased by:

(a) any additional capital contribution made by him/her;
(b) credit balances transferred from his distribution account to his capital account; and decreased by:
(a) distributions to him/her in reduction of Company capital;
(b) the Member's share of Company losses if charged to his/her capital account.

6.3 **REPORTS.** The Managers shall close the books of account after the close of each calendar year, and shall prepare and send to each member a statement of such Member's distributive share of income and expense for income tax reporting purposes.

ARTICLE 8
AMENDMENTS

No change, modification or amendment of this Agreement shall be valid or binding unless such change, modification or amendment is contained in a writing signed by Members owning more than 51% of the Membership Units; provided, however, in no event may this Agreement be amended to provide for less than unanimous consent to avoid dissolution; and provided, however, in no event may any such modification or amendment more adversely affect any rights of any Member(s) holding only Financial Rights than Member(s) holding some Governance Rights without the consent of the Member(s) holding only Financial Rights.

ARTICLE 9
MISCELLANEOUS

9.1 **GOVERNING LAW.** Notwithstanding the fact that the Company may conduct business in states other than Wyoming, and notwithstanding the fact that some or all of the Members may be residents of states other than Wyoming, this Agreement and the rights of the parties hereunder will be governed by, interpreted and enforced in accordance with the laws of the State of Wyoming.

9.2 **ARTICLES OF ORGANIZATION.** The Articles of Organization of the Company are incorporated by reference and hereby made a part of this Agreement. In the event of any conflict between the Articles of Organization and this Agreement, the provisions of this Agreement shall govern to the extent not contrary to law.

9.3 **BINDING EFFECT.** This Agreement will be binding upon and inure to the benefit of the Members, and their respective heirs, executors, administrators, personal representatives, successors and assigns.

9.4 **SEVERABILITY.** If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision will be fully severable, and this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid and enforceable.

9.5 **COUNTERPARTS.** This Agreement may be executed in several counterparts, each of which will be deemed an original, but all of which will constitute one and the same instrument. However, in making proof hereof it will be necessary to produce only one copy hereof signed by the party to be charged.

9.6 **ADDITIONAL DOCUMENTS AND ACTS.** Each Member agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Agreement and the transactions contemplated hereby.

9.7 **NO THIRD PARTY BENEFICIARY.** This Agreement is made solely and specifically among and for the benefit of the parties hereto, and their respective successors and assigns, and no other person will have any rights, interest or claim hereunder or be entitled to any benefits under or on account of this Agreement, whether as a third party beneficiary or otherwise.

9.8 **NOTICES.** Any notice to be given or to be served upon the Company or any party hereto in connection with this Agreement must be in writing and will be deemed to have been given when received by the Company. Notices to Members will be deemed given when (i) delivered personally to a Member, (ii) delivered via telegraph or facsimile to a location or number designated by a Member, or (iii) deposited in the United States mail, postage prepaid and addressed to a Member at the address specified in the Company's records. Any Member or the Company may, at any time by giving five (5) days' prior written notice to the other Members and the Company, designate any other address in substitution of the foregoing address to which such notice will be given.

9.9   **OTHER BUSINESS VENTURES.** Any Member may engage in or possess an interest in other business ventures of every nature and description, independently or with others, whether such ventures are competitive with the Company or otherwise; and neither the Company nor the Members shall have any right by virtue of this Agreement in or to such independent ventures or to the income or profits derived therefrom and no Member shall have the obligation to bring any business opportunity to the Company or to any other Member.

9.10   **HEADINGS AND TITLES.** Article headings and titles are for descriptive purposes and convenience of reference only and shall not control or alter the meaning of this Agreement as set forth in the text.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written, or with respect to Members acquiring Membership Unit after the date of this Agreement, on the date opposite the Member's signature.

Signed and Agreed this 16th day of December, 2022.

Soakmont Group, LLC

DocuSigned by:

Yann Beaudoin

By: Yann Beaudoin —97EFE267B87F46C...
Its: President

EXHIBIT 1

**LIMITED LIABILITY COMPANY OPERATING AGREEMENT
FOR LE GRAND BLEU, LLC**

LISTING OF MANAGERS

By a majority vote of the Members the following Managers were elected to operate the Company pursuant to ARTICLE 4 of the Agreement:

DocuSigned by: Yann Beaudoin	*DocuSigned by:* Michael A. Johnson
Chief Executive Manager	Chief Financial Manager
Yann Beaudoin	Michael A. Johnson
Printed Name:	Printed Name:
Address Line 1	Address Line 1
Address Line 2	Address Line 2

The above listed Manager(s) will serve in their capacities until they are removed for any reason by a majority vote of the Members as defined by ARTICLE 4 or upon their voluntary resignation.

Signed and Agreed this 16th day of December, 2022.

Soakmont Group, LLC

DocuSigned by: Yann Beaudoin

By: Yann Beaudoin
Its: President

EXHIBIT 2

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
FOR LE GRAND BLEU, LLC

LISTING OF MEMBERS

As of the 16th day of December, 2022 the following is a list
of Members of the Company:

NAME: ADDRESS:

Soakmont Group, LLC   1650 West End Blvd Suite 100, St Louis Park, MN 55416

Authorized by Member(s) to provide Member Listing as of this 16th day of December, 2022

Soakmont Group, LLC

DocuSigned by:

Yann Beaudoin

By: Yann Beaudoin — 97EFE267B87F46C...
Its: President

EXHIBIT 3

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
FOR LE GRAND BLEU, LLC

CAPITAL CONTRIBUTIONS

Pursuant to ARTICLE 3, the Members' initial contribution to the Company capital is stated to be $200.00 The description and each individual portion of this initial contribution is as follows:

Soakmont Group, LLC $200

SIGNED AND AGREED this 16th day of December, 2022.

Soakmont Group, LLC

DocuSigned by:

Yann Beaudoin

By: Yann Beaudoin —97EFE267B87F46C...
Its: President

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT ("Agreement") is made and effective as of this day: 1ⁱˢ March 2023, the "Effective Date":

In between :

LE GRAND BLEU, LLC,

Wyoming Limited Liability Company is registered under number *** and at the following address, 3150 West End Blvd. St. Louis Park, MN 55416

Represented by Mr. **Yann BEAUDOIN**, CEO of Soakmont Group,

Hereinafter referred to as "the Buyer",

And :

Ms. Celine DUGUY,

Born on 06/06/1965 in Nantes of French nationality, holder of passport n° 17AD22742 issued on 01/20/2017 in Nantes residing BP 407 Andilana - Nosy Be 207 - Madagascar.

Hereinafter referred to as, "the Seller",

In the presence of :

Mr. Etienne ANSLOT, a Real estate broker whose offices are located at Center Commercial Le Mall - Hell-Ville - Nosy Be.

"L'Agent"

ARTICLE 1: PURCHASE AND SALE OF SHARES

1.1 Purchase and sale of shares

On and subject to the terms and conditions of this Agreement, upon Closing (as defined below), Seller will sell, transfer and assign to Buyer, and Buyer will purchase and accept from Seller, all securities issued and outstanding share capital of SARL CAHIFA LE GRAND BLEU, free, of all rights, privileges, securities, pledges, restrictions, charges, shares, claims, encumbrances, voting agreements, voting trusts, proxies and rights of any nature, nature or description.

1.2 Transfer of shares.

At the time of the Closing, the transfer of the Shares under this Contract will be carried out by the delivery of an assignment of the shares of SARL CAHIFA LE GRAND BLEU signed by the 2 parties and validated by the tax authorities of Nosy Be (See example Annex 2). The Seller will also submit to the Buyer the appointment of the new manager and new partners is carried out by an ordinary General Meeting signed by the 2 parties with as many signatures as partners and validated by the tax authorities (See example in Appendix 3).

Seller agrees to duly execute, acknowledge and deliver, without further consideration, all of its other documents, and to take all other steps in accordance with this Agreement, as shall be necessary to effect the transfer of Shares as contemplated. hereby free from all liens, securities, pledges, restrictions, encumbrances, actions, claims, encumbrances, voting agreements, voting trusts, proxies and rights of any kind, nature or description, subject only to the security agreement provided herein.

1.3   Purchase price and payment

The Buyer shall pay the Seller, in return for 100% of the social shares of Sarl CAHIFA LE GRAND BLEU, a total of Two Hundred Thousand Euros (€200,000) (the "**Purchase price**"). The purchase price will be paid no later than this date, i.e. eighteen (18) months after the date of execution of this agreement. The distribution between Mrs. Céline DUGUY and the commissions of the real estate broker Mr. Etienne ANSLOT is indicated below.

1.4 Payment to Madame Céline DUGUY

The total amount of the sale, less the commissions of the real estate broker, is €192,600. This amount will be paid in full by the Buyer to the Seller's account no later than   09/01/2024 (before September 1, 2024)

1.5 Payment of the commissions of the real estate broker Mr. Etienne ANSLOT.

The total amount of commissions for the sale is: €7,400. This amount will be paid in full by the Buyer on behalf of the Seller no later than: 09/01/2024 (before September 1, 2024)

1.6 Default of payment. In the event that Buyer fails to meet payment deadlines in accordance with the above schedule, interest shall accrue at the rate of 5% per annum until such amounts are paid to Seller.

In the event of a delay in payment of more than 3 months on the agreed schedule, for any reason whatsoever, the Seller reserves the right to note the pure and simple termination of this agreement and not to transfer its shares.

ARTICLE 2: THE CLOSURE

2.1 Closing Date. The closing of the transactions contemplated by this agreement (the "Closing") will be held (18) months after the date of execution of this Agreement or upon payment in full of the purchase price (including interest, if any).

2.2 Seller deliverables. At Closing, Seller will perform, as necessary or appropriate, and deliver to Buyer each and all of the following:

(a)   The certificates for the transfer of shares (transfer of shares) representing the Shares, duly endorsed in blank or accompanied by powers of action duly signed,

(b) the appointment of the new manager and new partners is carried out by an ordinary General Meeting signed by the 2 parties with as many signatures as partners and validated by the tax authorities (See example in Appendix 3)

(c)   The resignations of each of all officers and directors of the Company in a form and substance acceptable to the Buyer;

(d)   All stock exchange records, minute books and corporate seals, if any, of the Company;

(It is) All Company files, books, records and correspondence in Seller's possession;

(f)   Any other documents, opinions and certificates that may be required under this Agreement or reasonably requested by Buyer.

(g) All consents, waivers, assignments and authorizations of any kind or nature, whether by a governmental agency or otherwise, that may reasonably be required to effectively sell, assign and transfer the Assets to Buyer.

2.3 Buyer Deliverables. On the terms and subject to the conditions contained in this Agreement, Buyer shall make or cause to be made the following deliveries to Seller at Closing:

(a)   Final payment of the Purchase Price in accordance with Section 1.3 of this Agreement;

(b)   A copy certified by Buyer's Secretary of the duly passed resolutions of Buyer's Board of Directors approving this Agreement and authorizing the execution and delivery of this Agreement, including documents, instruments and agreements to be executed and/or to be delivered by Buyer pursuant hereto, and the consummation of the transactions contemplated herein and so;

(c)   Any other documents, opinions and certificates that may be required under this Agreement or reasonably requested by Seller.

ARTICLE 3: ASSURANCE OF LIABILITIES

The seller must transfer the Shares to the buyer on the closing date free and clear of all charges or debts due to the shareholder by the company and the buyer shall not, by virtue of his purchase of the Shares, assume

or become liable for any liability of the seller. The seller must provide the necessary evidence that the debts due to the shareholder or charges have been paid in full before the share transfer.

ARTICLE 4: TAKING CHARGE OF THE ACTIONS

4.1 Transfer of shares. The Shares sold remain the property of the seller until full payment of the full price agreed in Article 1.3. However, the Seller agrees to share the management of the Company with the Buyer no later than 10 calendar days after the payment of the first payment indicated in the payment schedule of the Asset Transfer Agreement. Mrs. Céline DUGUY declines all responsibility during the period of management of the Company and thus entrusted to the Buyer. Where applicable, Ms. DUGUY will share her management powers with the natural or legal persons designated by the Buyer. During the handover, the seller gives the Company Wild Investments.inc (Wild World) and the company Grand Bleu LLC:

   a) All stock exchange registers, minute books and corporate seals of the company,
   a) All files, books, records and correspondence of the company in the possession of the Seller, necessary for the operation of the company,
   b) All the links of the different websites with their identifiers and passwords. Passwords must remain unchanged during the 18-month period, until the final sale of the business.
   c) All necessary documents for the proper functioning of the company.
   d) All other documents, opinions and certificates which may be required under this contract or reasonably requested by the Buyer.

4.2 Transfer of management of the company. The transition of management training to the Buyer and the natural or legal persons designated by the Buyer (Wild Investments. inc) to assume the proper management of the establishment will begin no later than 10 calendar days after the payment of the first payment indicated in the payment schedule of the Asset Transfer Agreement. From this date, all operational income of Le Grand Bleu LLC will be authorized and under the control of the Buyer and Wild Investments. inc.

Within this period of 10 days, the Buyer and the natural or legal persons designated by the Buyer to assume the good management of the establishment take the accounting responsibility of the establishment: both income and expenditure. Banking transitions may take a little longer, in good understanding, between the parties. A statement of revenue and expenditure will be made between the local representatives of Wild Investment.inc and Ms. Duguy for a probationary period of 3 months.

4.3 Responsibilities during the management period. Madame Céline DUGUY declines all responsibility during the period of management of the hotel entrusted to the Buyer and its associated operator (wild Investment.inc). Wild Investments. inc will be responsible for the management of the establishment. If necessary, Ms. DUGUY will give her powers to the Wild Investments.inc team.

4.4 Assurance. The Seller/Owner shall maintain all existing insurance coverage up to Closing and beyond Closing in the event that a post-closing move and cessation of business activities is in effect until such time, whether a final visit is made and both parties agree that the property has been officially vacated and handed over to the new owner. Seller will provide Buyer with all insurance policies for the Property that Buyer will have in force at Buyer's or Buyer's lender's option on the Closing Date.

4.5 Transfer of ownership. Buyer agrees not to transfer, sell, assign, use as security, or otherwise alter or change Buyer's interest in the Property.

4.6 Change of ownership. Buyer shall not undertake any alterations to the property in excess of ten thousand dollars(50 000,00 $) or capable of altering the value of the property without the written consent of the seller.

ARTICLE 5: REPRESENTATIONS AND WARRANTIES OF THE SELLER

In order to induce Buyer to enter into this Agreement and to consummate the transactions contemplated herein, intending that Buyer shall rely on it to enter into and perform this Agreement, Seller warrants and represents to purchaser that each and all of the following are true and correct as of the date of this Agreement:

5.1 Constitution in due form. The seller is a legal person with full capacity.

5.2 Due Authorization. The execution, delivery and performance of this Agreement, including the documents, instruments and agreements to be executed and/or delivered by Seller pursuant to this Agreement, and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Seller. This Agreement and the documents, instruments and agreements to be executed and/or delivered by Seller are valid and legally binding, and this Agreement and the documents, instruments and agreements to be executed and/or delivered by Seller pursuant to this Agreement are or will be upon such execution and delivery enforceable against Seller in accordance with their respective terms, except as such enforcement may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws presently or hereafter in effect affecting the enforcement of creditors' rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity), including, among others, limitations on the availability of equitable remedies.

5.3 No violation. The seller has full power and authority to sell, assign, transfer, transport and deliver to Buyer the Shares for sale hereunder and to otherwise perform its respective obligations under this Agreement and the documents, instruments and agreements to be executed and/or delivered by the Seller.

5.4 Delete title. On the Closing Date, Seller shall convey to Buyer, free and clear, all encumbrances of whatever nature, nature or description, good, valid and negotiable title, or valid tenant interest.

5.5 Full disclosure. No representations or warranties made by Seller in this Agreement, including any documents, instruments and agreements to be executed and/or delivered by Seller pursuant to this Agreement, and no statement, certificate or other document or instrument furnished or to be furnished, by or on behalf of Seller pursuant to this Agreement or in connection with the making of the transactions contemplated herein, contains or will contain any misrepresentation of a material fact or

omits or will omit, to state any material fact necessary to make the representations contained herein and herein not misleading or any fact necessary to provide Buyer with correct and adequate information regarding the Assets.

5.6 **In accordance with the laws.** To the seller's knowledge, the Shares and the seller are in full compliance with all license requirements and all applicable laws. The Seller has received (a) no notice and has no reason to foresee that the existing circumstances are likely to result in a material breach of applicable law relating to the Shares.

ARTICLE 6: BUYER'S REPRESENTATIONS AND WARRANTIES

6.1 **Constitution in due form.** Buyer is a duly incorporated corporation validly existing and in good standing under the laws of the State of Minnesota.

6.2 **Authorization due.** The execution, delivery and performance of this Agreement, including any documents, instruments and agreements to be executed and/or delivered by Buyer hereunder, and the consummation of the transactions contemplated herein and have thus been duly and validly authorized by all the necessary authorities. social action on the part of the Buyer. This Agreement and the documents, instruments and agreements to be executed and/or delivered by Buyer are valid and legally binding, and this Agreement and the documents, instruments and agreements to be executed and/or delivered by Buyer under this Agreement are or will be, upon such execution and delivery, enforceable against Buyer in accordance with their respective terms, except as such execution may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws now or hereafter in force affecting the enforcement of creditors' rights generally and by general principles of equity (regardless of whether such enforceability is considered in a judicial proceeding or in equity), including, among other things, limitations on the availability of equitable remedies.

6.3 **No violation.** The Buyer has full power and authority, corporate and otherwise, to purchase the Shares from the Seller and to otherwise perform its respective obligations under this Agreement and the documents, instruments and agreements to be executed and/or delivered by the Buyer hereunder. hereof. The execution and delivery of this Agreement, including the documents, instruments and agreements to be executed and/or delivered by Buyer hereunder, and the consummation of the transactions contemplated herein shall not violate any provision of the Articles. organization or operation. Buyer's Agreement (or comparable governing documents or instruments).

ARTICLE 7: CONDITIONS OF THE OBLIGATION TO CLOSURE

7.1 **Buyer's Terms of Obligation.** Buyer's obligation to complete the transactions related to the Closing of this Agreement is subject to satisfaction of the following conditions:

(a) Upon reasonable notice to Seller commencing on the date of this Agreement, Buyer shall have the right to make all such investigations, tests, examinations, evaluations and inspections of the Property as Buyer deems necessary or advisable.

(b) Buyer's obligations as set forth in this Agreement are dependent upon inspection of the Property by Buyer or a representative of Buyer. Buyer shall have the right to inspect the Property prior to the Contingency Date. The choice and appointment of the inspector will be at the sole discretion of the Buyer who will also bear the costs alone. The time and date of inspection shall be at Buyer's option but shall be at reasonable time and notice. In the event that, at the end of the inspection, the Buyer is not satisfied with the condition of the Property, the Buyer must inform the Seller of the unsatisfactory conditions and request the Seller to remedy them. The seller shall have a reasonable time after receipt of this notice to remedy the situation or, alternatively, to agree to issue a credit to the buyer against the purchase price for the total amount of the costs of the repairs deemed necessary by inspection. In the event that Seller refuses to permit access to the Property to permit inspection or fails to remedy the unsatisfactory conditions set forth in the Notice, Buyer may, at Buyer's sole discretion, accept property as is and proceed with the purchase under this Agreement, or terminate this Agreement and recover all funds previously paid to Seller under this Agreement and all other costs incurred by Buyer in connection with this CONTRACT.

(c) The representations and warranties set forth in Section 5 above shall be true, correct and complete in all material respects on and after the Closing Date.

(d) Seller shall have performed and complied with all of Seller's covenants hereunder in all material respects through Closing;

(e) The Company must have obtained all third-party permissions, approvals and consents referred to in this Agreement;

(f) No action, suit or proceeding shall be pending or threatened in any court or quasi-judicial or administrative body of any federal, state, local or foreign jurisdiction or before any arbitrator in which any injunction, judgment, order, decree, decision or encumbrance (i) would prevent the completion of any of the transactions contemplated by this Agreement; (ii) cause any of the transactions contemplated by this Agreement to be cancelled after its completion; (iii) adversely affect after consummation the Buyer's right to hold the Shares and control the Company; or (iv) materially and adversely affect the Company's right to own its assets and operate its business (and no injunction, judgment, order, decree, decision or charge shall be effective);

(g) Seller shall have delivered to Buyer the resignations of all directors and officers of the Company, all to be effective upon Closing;

(h) Seller shall deliver to Buyer all stock registers, minute books and corporate seals, if any, of the Company; And

(i) Seller shall have executed and delivered such other instruments and agreements reasonably requested by Buyer.

Buyer may waive any condition specified in this Section 8.1 if Buyer executes in writing declaring it at or before Closing.

7.2 **Seller's Terms of Obligation.** Seller's obligation to consummate the transactions to be effected by it under the Closing is subject to satisfaction of the following conditions:

(a) The representations and warranties set forth in Section 6 above shall be true, correct and complete in all material respects as of the Closing Date (and any representations or warranties qualified as to materiality in Section 6 shall be deemed to be without this qualification for the purposes of the above);

(b) Buyer shall have performed and complied with all of its covenants hereunder in all material respects through Closing;

(c) No action, suit or proceeding shall be pending in any court or quasi-judicial or administrative body of any federal, state, local or foreign jurisdiction or before any arbitrator in which any injunction, judgment, order, decree, an adverse ruling or charge (i) would prevent the completion of any of the transactions contemplated by this Agreement; (ii) cause any of the transactions contemplated by this Agreement to be cancelled after its completion, or (iii) adversely affect subsequent to the consummation of Seller's right to hold Buyer's Shares, and no injunction, judgment, order, decree, decision or charge shall be effective);

(d) All certificates, notices, instruments and other documents required to effect the transactions contemplated herein shall be reasonably satisfactory in form and substance to counsel for Seller; And

(c) Buyer shall have executed and delivered such other instruments and agreements as Seller may reasonably request.

Seller may waive any condition specified in this Section 8.2 if Seller executes a writing declaring so at or before Closing.

7.3 **Subject to the closing of the Asset Purchase.** Simultaneously with the execution of this Agreement, the Buyer enters into a purchase agreement with Céline Duguy ("Asset Seller"), for the purchase and sale of the domain name, trademark, access online, reservation systems and any online presence related to the operation of Le Grand Bleu resort. Both Seller's and Buyer's obligations to complete the purchase described in this Agreement are contingent upon the successful completion of the Seller's real estate sale of the Assets to Buyer, and the closing of both transactions must occur simultaneously.

ARTICLE 8: OBLIGATIONS AFTER THE CLOSING DATE

Seller agrees that at any time after the Closing Date, at Buyer's reasonable request, Seller will do or cause to be done all such other acts and things and will perform, acknowledge and deliver, or cause to be signed, acknowledged and delivered to Buyer all such papers, documents, instruments, agreements, deeds, assignments, transfers, insurance and conveyances as may be necessary or desirable to invest, perfect and confirm Buyer's registration or to execute and give effect the terms and intent of this Agreement.

ARTICLE 9: TERMINATION

9.1 **Termination Rights.** This Agreement may be terminated at any time prior to Closing by mutual consent of Seller and Buyer. Buyer has the additional right to terminate this Agreement at any time through the sixth (6$^{\text{lt is}}$) months after the effective date if the actual income from the operation of the property is significantly lower than that declared. If six (6) months after the signing of this Contract, Le Grand Bleu station generates less than 20,000 euros in gross monthly income per month, the Buyer may terminate this Contract. In the event of a delay in payment of more than 3 months on the agreed schedule, for any reason whatsoever, the Seller reserves the right to note the pure and simple termination of this agreement and to regain possession of its assets.

9.2 **Effect of Termination.** Upon termination of this Agreement pursuant to Section 8.1, this Agreement shall terminate and have no further force or effect (except for this Section 8.2) and the transactions contemplated herein shall be discontinued without further action. Parties. Except as otherwise provided herein, such termination shall not, however, relieve any party of any liability for breach of any covenant or obligation under this Agreement.

9.3 **Effect on Payments.** In the event of termination of this contract, all payments made, as well as any work, will be automatically lost by the Buyer to the benefit of the Seller.

ARTICLE 10: INDEMNITY

1.1 **Indemnification by the seller.** Seller covenants and agrees to indemnify all losses, costs, expenses and damages arising from the following:

    (b) The breach or falsehood of any representation or warranty made by Seller in this Agreement, including the documents, instruments and agreements to be executed and/or delivered by Seller hereunder and hereunder ("False declarations of the seller"); provided, however, that Buyer has suffered cumulative losses of at least ten thousand dollars ($10,000) (the "Threshold amount").

    (c) The breach of any covenant or agreement entered into by Seller in this Agreement, including documents, instruments and agreements to be executed and/or delivered by Seller.

1.2 **Indemnification by the buyer.** Buyer covenants and agrees to indemnify all losses, costs, expenses and damages arising from the following:

    (b) The breach or falsehood of any representation or warranty made by Buyer in this Agreement, including the documents, instruments and agreements to be executed and/or delivered by Buyer hereunder and hereunder.

    (c) The breach of any covenant or agreement made by Buyer in this Agreement, including documents, instruments and agreements to be executed and/or delivered by Buyer.

    (d) Buyer's failure to pay or perform any Liability it has agreed to assume pursuant to Section 1 hereof.

ARTICLE 11: OBLIGATIONS AFTER THE CLOSING DATE

Seller agrees that at any time after the Closing Date, at Buyer's reasonable request, Seller will do or cause to be done all such other acts and things and will perform, acknowledge and deliver, or cause to be signed, acknowledged and delivered to Buyer all such papers, documents, instruments, agreements, deeds, assignments, transfers, insurance and conveyances as may be necessary or desirable to invest, perfect and confirm Buyer's registration or to execute and give effect the terms and intent of this Agreement.

ARTICLE 12: GENERAL PROVISIONS

12.1 Press releases and public announcements. Neither Party shall issue any press release or make any public announcement in Malagasy territory regarding the subject matter of this Agreement prior to Closing without the prior written approval of Buyer and Seller.

12.2 Succession and assignment. This Agreement is binding on and inures to the benefit of the parties named herein and their respective heirs, legal representatives, successors and permitted assigns. Neither party may assign this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of Buyer and Seller.

12.3 Notice. To facilitate optimal communication during the course of the contract, the parties recognize the validity of all means of written communication, including by email.

12.4 Applicable law. This Agreement shall be governed by and construed in accordance with the national laws of the State of Madagascar without giving effect to any choice or conflict of law provision or rule (whether of the State of Madagascar or any other jurisdiction) which would result in the application of the laws of any jurisdiction other than the state of Madagascar.

12.5 Costs. Except as provided below in this Section, each party hereto shall pay its own fees and expenses incurred in connection with the negotiation and preparation of this Agreement and the consummation of the transactions contemplated by the present, including, but not limited to, the fees and disbursements of their attorneys and accountants. All costs resulting from the execution of this will be borne by the Buyer. All costs, rights, and fees including transfer costs resulting from these presents as well as all those which will follow will remain the responsibility of the Buyer.

12.6 Arbitrage.

In the event of a dispute of any kind whatsoever relating to the execution and/or interpretation of these presents and its consequences, the parties will consult each other in the context of the search for an amicable solution.

In the event of failure, all disputes to which this agreement may give rise, both for its validity and for its interpretation, execution or termination, will be submitted to the conciliation and arbitration procedure of the Law of the State of Minnesota (USA).

Each party will appoint its arbitrator. The arbitrators thus appointed will in turn choose, in the event of a tie, a third arbitrator.

The arbitrators will rule as amicable composers within a time limit set by the parties. Failing this, they must comply with the legal period of 6 months from either the day on which the arbitrators have been appointed or the day on which the appointment order was issued by the President of the court. At the end of this period, they will take care to inform each of the parties of their award or their declaration of partition if they have not been able to reach an agreement. And this, by registered letters with acknowledgments of receipt sent to the respective addresses of the parties.

The arbitrators will not be compelled to follow the procedure the deadlines and the forms required before the courts. They may by mutual agreement appoint one of them to set a measure of inquiry or appoint an expert who will provide them with his opinion on the technical issues of the dispute.

The arbitrators will render their award as a last resort. This will not be subject to appeal.

The procedural costs and the fees of the arbitrators will be advanced by the parties in equal shares. It will be up to the arbitrators, from their award, to decide in what proportion each of the parties will be required to bear these costs.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the first date listed above.

SELLER: BUYER:
                                          LE GRAND VLEU, LLC

_____   2023/03/01
Celine Duguy   By: Yann Beaudoin
                                       Sound: President

PIECE A

Description of the property

On land number BX 936 located in Antanamitarana (Andilana) Nosy Be, Madagascar, lease number BX-1083. This land includes premises for hotel use, 14 bungalows including:

- 2 hiker's bungalows,
- 2 bungalows with separate bedrooms for 5 people,
- 2 family bungalows for 5 people,
- 8 bungalows for 1 to 2 people,
- An 8 x 10 m infinity pool and a jacuzzi in the ZEN eSPAce,
- A 220 m2 restaurant that can accommodate up to 50 people,
- A kitchen equipped with a piano, stainless steel table, French crockery, cold room, freezers, pizza oven, fish smoker, giant barbecue, etc.
- The restaurant has a bar, toilets and shower.
- A shop reception and a technical reserve.
- A set of furniture for the restaurant and the 2 pool decks: tables, chairs, sofas, deckchairs, relaxers,
- A Zen space with 2 massage tables,
- A house above the restaurant, 3 bedrooms 25 m2, living room, American kitchen, bathroom of 12 m2 and separate toilet with a panoramic terrace of 80 m2 facing the sea and above the swimming pool and the restaurant.
- All the bungalows have hot water, a minibar and a mini safe, a terrace with hammock and rosewood furniture, except the hiker bungalows.
- The bungalows are individually air-conditioned in Split.
- The real estate complex, titled and bounded, is located on a plot of 1.37 hectares in total, with:
- A lease with the Malagasy State of 81 ares and 86 ca for 30 years renewed in 2022.
- Also a plot referenced 7402-NB located above 25 ares, lease also renewed in October 2022 for 30 years from 01/01/2023 including a dwelling house of approximately 110 m2.
- Some staff accommodation, a container, a generator (44 kva SDMO), a water suppressor in the event of a water or electricity cut, 2 tube solar collectors, 24 solar panels of 2m x 1m.

Annex 1

Officers and Directors of the Company

SELLER: Manager of SARL CAHIFA – LE GRAND BLEU
Mrs DUGUY Celine, Marie, born on 06/06/1965 in Nantes (France)
Daughter of DUGUY Robert and GRIGNON DUMOULIN Odile,
Holder of passport No. 17AD22742 issued on 20/01/2017 in Nantes (France), of French
nationality, enjoyment of his legal capacity, residing at: LE GRAND BLEU, Antanamitarana-
Andilana BP 407 – Hell Ville 207 NOSY BE - Madagascar



BUYER: Mr BEAUDOIN Yann
To be completed please for the documents of transfer of shares, articles of association, etc.
Copy of CNI United States or passport

Example of Transfer of shares signed by both parties
and validated by the Tax Administration Department of Nosy Be

CESSION DES PARTS SOCIALES Sté CAHIFA SARL
« LE GRAND BLEU » N°1

Entre

- Madame DUGUY ép. BERENGIER Anne, Marie, née le 17 08 1962 à Nantes (France), fille de DUGUY Robert et de GRIGNON DUMOULIN Odile, titulaire du passeport N° 15CV71152 délivré le 16.10.20.. à Avignon, Préfecture du Vaucluse (France) de nationalité française, jouissance sa capacité juridique, demeurant à Impasse des Bruyères - 84850 Camaret-sur-Aigues - France

ci-après dénommée « la cédante »

D'une part

Et

- Madame DUGUY Céline, Marie, née le 06.06.1965 à Nantes (France), fille de DUGUY Robert et de GRIGNON DUMOULIN Odile, titulaire du passeport N° 17AD22742 délivré le 20.01.2017 à Nantes (France), de nationalité française, jouissance sa capacité juridique, demeurant à Le Grand Bleu Antsaravana – Andilana – BP 487 – Hell Ville 207 Nosy Be - Madagascar

DE = 10 000 Ar ci-après dénommée « la cessionnaire »

D'autre part.

A procède de la manière suivante aux cessions des parts, après décrites puis à la modification des statuts de la société CAHIFA SARL

ARTICLE 1 - CESSION DE PARTS

- Madame DUGUY ép. BERENGIER Anne Marie cède à Madame DUGUY (Céline Marie)   10 parts

TOTAL   10 parts

Il sera subrogé dans tous les droits et obligations attachés aux parts cédées.
Puis la présente cession est consentie et acceptée ......
Cette somme sera payée au moment de l'enreg........

ARTICLE 2 - ENTREE EN VIGUEUR

La présente convention prendra effet à la date du paiement du prix qui sera concomitant à l'enregistrement
Les parties déclarent que ... arrangements ... fermes ... définitifs.

ARTICLE 4 - ....

Toute contestation ... pouvant s'élever entre les parties relatives à l'interprétation et ... à l'exécution de la présente convention ... aux tribunaux compétents de lieu du siège social.

Fait à Nosy Be, le 20 Avril 2022

DUGUY Céline Marie   DUGUY ép. BERENGIER Anne Marie

Appendix 3
Copy of the minutes of the General Assembly of the company Cahifa Le Grand Bleu

Sté CAHIFA « Le Grand Bleu »
Société à Responsabilité Limitée
Au capital de 10.000.000 Ar
Siège Social : Antanamitarana Andilana NOSY BE
PROCES VERBAL
ASSEMBLEE GENERAL ORDINAIRE
Du 20 Avril 2022

L'an deux mille vingt-deux, le vingt avril à 9 heures.
Au siège social de la société
Les associés de la société CAHIFA « LE GRAND BLEU », société à responsabilité limitée au capital de 10.000.000 Ariarys, se sont réunis en Assemblée Générale Ordinaire sur convocation de la gérance.

Sont présents :
Madame DUGUY Céline Marie
Madame DUGUY ép. BERENGIER Anne Marie

90 parts
10 parts
100 parts

Seuls associés de la Société et représentant en tant que telle la totalité des parts sociales émises par la société
L'Assemblée est présidée par Madame DUGUY Céline Marie, gérante.
La Présidente déclare alors que l'assemblée est valablement constituée, peut valablement délibérer et prendre des décisions à la majorité requise des trois quarts des parts sociales au moins.
Puis elle rappelle que l'Assemblée est appelée à délibérer sur l'ordre du jour suivant :

ORDRE DU JOUR
Cession de parts

RESOLUTION
Entre
- Madame DUGUY ép. BERENGIER Anne Marie , ci-après dénommée « la cédante », d'une part,
Et
- Madame DUGUY Céline Marie, ci-après dénommée « la cessionnaire », d'autre part,

A procédé de la manière suivante à la cession de la totalité des 10 parts de Madame DUGUY ép. BERENGIER Anne Marie au profit de Madame DUGUY Céline Marie.
La présente cession entre prend effet le 20 Avril 2022, date d'exécution.

Madame DUGUY Céline Marie   100 parts

Cette cession de parts est agréée par les associés de la société CAHIFA Sarl

Cette résolution mise aux voix est adoptée à l'unanimité.

L'ordre du jour étant épuisé et personne ne demandant plus la parole, Mr le Président, déclare la séance levée.

De tout ce qui précède, il a été dressé le présent procès-verbal qui a été signé par les associés après lecture.

DUGUY Céline Marie   DUGUY ép. BERENGIER Anne Marie

Appendix 4
Copy of the second page of
Statutes of SARL CAHIFA LE GRAND BLEU updated

!

Sté CAHIFA « Le Grand Bleu »
Société à Responsabilité Limitée
Au capital de 10.000.000 Ar
Siège Social : Antanamitarana Andilana NOSY BE
. . . .

Entre les soussignés

- Madame (née) Céline, Marie, née le 06.06.1965 à Nantes (France), fille de DUGUY Robert et de GRIGNON DUMOULIN Odile, titulaire du passeport N° 17AD22742 délivré le 20.01.2017 à Nantes (France), de nationalité française, jouissant de sa capacité juridique, demeurant à : Le Grand Bleu – Antanamitarana – Andilana – BP 497 – Hell Ville 207 Nosy Be – Madagascar

A établi ainsi qu'il suit les statuts d'une société à responsabilité limitée devant exister entre eux

ARTICLE PREMIER

FORME

Il est formé entre la soussignée, une société à responsabilité limitée qui sera régie par la loi 2003-36 du 30 Janvier 2004 et par les présents statuts

ARTICLE DEUX

OBJET

Cette société a pour objet

- L'exploitation d'un hôtel comprenant l'hébergement et la restauration ;
- L'organisation et l'animation de toutes excursions terrestres ou en mer, comprenant les transports, visites et découvertes des lieux ;
- La location aux touristes ou autres personnes physiques ou morales de tout matériel d'excursion, de navigation ou de sport nautique ;
- La réparation, l'entretien et le gardiennage de tout matériel lié à l'activité hôtelière et para-hôtelière, pour le compte de la société ou de tierces personnes

Enfin plus généralement, toutes opérations commerciales, financières, mobilières et immobilières se rattachant directement ou indirectement à l'objet ci-dessus, et susceptible d'en faciliter l'extension ou le développement

ARTICLE TROIS

RAISON SOCIALE

La société a pour dénomination « CAHIFA » et son enseigne commerciale en sera « Le Grand Bleu »

Cette dénomination devra figurer dans tous les actes, factures et autres documents quelconques émanant de la société, précédée ou suivie de la mention très lisible « Société à Responsabilité Limitée » et de l'énonciation du capital investi



Appendix 5

Copy of appointment of new manager of the
SARL CAHIFA THE BIG BLUE

Sté CAHIFA « Le Grand Bleu »
Société à Responsabilité Limitée
Au capital de 10.000.000 Ar
Siège Social : Antanamitarana Andilana NOSY BE
PROCES VERBAL
ASSEMBLEE GENERAL ORDINAIRE
Du 20 Avril 2022

L'an deux mille vingt-deux, le vingt avril à 9 heures.
Au siège social de la société
Les associés de la société CAHIFA « LE GRAND BLEU », société à responsabilité limitée au capital de
10.000.000 Ariary, se sont réunis en Assemblée Generale Ordinaire sur convocation de la gérance

Sont présents
Madame DEGUY ép. Céline Marie
Madame DEGUY ép. BERENGIER Anne Marie   90 parts
                                                         10 parts
                                                         100 parts

Seuls associés de la Société et représentant en tant que telle la totalité des parts sociales émises par la société
L'Assemblée est présidée par Madame DEGUY Céline Marie, gérante
La Présidente déclare alors que l'Assemblée est valablement constituée, peut valablement délibérer et prendre
des décisions à la majorité requise des trois quarts des parts sociales au moins
Puis elle rappelle que l'Assemblée est appelée à délibérer sur l'ordre du jour suivant

ORDRE DU JOUR

Cession de parts

RESOLUTION

Entre
- Madame DEGUY ép. BERENGIER Anne Marie : ci-après dénommée « la cédante », d'une part.

Et
- Madame DEGUY Céline Marie, ci-après dénommée « la cessionnaire », d'autre part.

A procédé de la manière suivante à la cession de la totalité des parts de Madame DEGUY ép. BERENGIER
Anne Marie au profit de Madame DEGUY Céline Marie
La présente convention prend effet le 30 Avril 2022 juste après lecture

Madame DEGUY Céline Marie   100 parts

Cette cession de parts est conforme aux statuts de la société CAHIFA Sarl

Cette résolution mise aux voix est adoptée à l'unanimité,

L'ordre du jour étant épuisé, personne ne demandant plus la parole, Mr le Président, déclare la séance levée

De tout ce qui précède, il a été dressé le présent procès-verbal qui a été signé par les associés après lecture

DEGUY Céline Marie   DEGUY ép. BERENGIER Anne Marie

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT ("Agreement") is entered into and shall become effective as of this day: March 1, 2023, the "Effective Date";

Between

LE GRAND BLEU LLC, a Wyoming limited liability company registered under number *** and having its address at 3150 West End Blvd. St. Louis Park, MN 55416
Represented by Mr. Yann BEAUDOIN, CEO of Soakmont Group,
Hereinafter referred to as "Buyer",

And:

Ms. Céline DUGUY,
Born on 06/06/1965 in Nantes, French national, holder of passport no. 17AD22742 issued on 20/01/2017 in Nantes, residing BP 407 Andilana – Nosy Be 207 – Madagascar.
Hereinafter referred to as "Seller",

In the presence of:

Mr. Etienne ANSLOT, a Real estate broker whose offices are located at Centre Commercial Le Mall – Hell-Ville – Nosy Be.
"The Agent"

Preamble

The seller owns certain assets as defined herein and wishes to sell and transfer them, and the Buyer wishes to purchase and assume the assets on the terms and conditions outlined in this Agreement.

The parties agree as follows:

ARTICLE 1: PURCHASE OF ASSETS

1.1 **Asset Purchase and Sale Agreement.** On the Closing Date (as defined below), Buyer agrees to purchase from Seller and Seller agrees to sell, assign, transfer, convey and deliver to Buyer, subject to the terms and subject to the terms outlined in this Agreement, the assets described below;

    a) The domain name: https://www.legrandbleunosybe.com/
    b) The brand "Le Grand Bleu de Nosy Be" and all related intellectual property
    c) All online access
    d) All booking systems
    e) Any online presence related to the operation of Big Blue, including but not limited to social media accounts.
    f) All online photos and rights to use any image taken or related to the Le Grand Bleu brand
    g) All stock exchange records, minute books and corporate seals of the company
    h) All company files, books, records and correspondence in Seller's possession necessary for the operation of the business
    i) All the links of the different websites with their identifiers and passwords. Passwords must remain unchanged during the 18 months, until the final sale of the business.
    j) All documents necessary for the proper functioning of the company.
    k) All other documents, opinions and certificates which may be required under this contract or reasonably requested by the Buyer.

1.2 **Assets excluded.** Notwithstanding anything to the contrary in this Agreement, Buyer shall not purchase, and Seller shall not sell, assets not specifically identified in this Agreement.'**Annex 1.2(a)** attached "Assets excluded").

1.3 **Indivisibility.** This sale of Assets forms a strictly indivisible whole with the concomitant sale of all the shares of CAHIFA, a Malagasy limited liability company registered in the Nosy Be Trade and Companies Register under number NB B 2000.023 - noted between the parties by a separate act of this day.

VB

C.D.

ARTICLE 2: PURCHASE PRICE ANDPRORATISATION EXPENSES AND REVENUES

2.1 **Purchase price.** On and subject to the terms and conditions of this Agreement, upon Closing, Buyer shall pay Seller, in consideration for all Actifs: One Million Hundred and Fifty Thousand euros (€1,150,000) (the "Purchase Price").

2.2 **Payment of the aggregate purchase price.** The aggregate purchase price will be paid according to the following payment schedule:

   a) €100,000 must be paid no later than 30 days after the date of signing of this Agreement;

   b) €350,000 will be paid on that date, being six (6) months after the date of execution of this Agreement; either at the latest the 1^{is} September 2023;

   c) €500,000 will be paid on that date, being twelve (12) months after the date of execution of this Agreement; no later than 1^{is} March 2024 ;

   d) The balance of the purchase price of the assets (€200,000) will be paid on this date, i.e. eighteen (18) months after the date of execution of this contract, or no later than 1^{is} September 2024.

The distribution between Mrs. Céline DUGUY and the commissions of the broker agent real estate Mr. Etienne ANSLOT is indicated below.

2.3 **Payment in favor of Mrs. Céline DUGUY.**

The total amount of the sale, less the commissions of the real estate broker, is: €1,107,400 (one million one hundred and seven thousand four hundred euros). This amount is paid in full by the Buyer to the Seller's account according to the following payment schedule:

- €96,300 before: (30 days after the date of signing this Agreement;)
- €337,000 before: 09/01/2023 (before 1^{is} September 2023)
- €481,500 before: 03/15/2024 (before March 15, 2024)
- €192,600 before: 01/09/2024 (before 1^{is} September 2024)

A certificate of sale from the Buyer will be given to the Seller.

2.4 Payment of commissions of the real estate agent Mr. Etienne ANSLOT

The total commission amount of the sale is €42,600. This amount is paid in full by the Buyer on behalf of the Seller according to the following payment schedule:

- €3,700 before: (30 days after the date of signature of this Agreement)
- €13,000 before: 09/01/2023 (before 1st September 2023)
- €18,500 before: 03/15/2024 (before March 15, 2024)
- €7,400 before: 01/09/2024 (before 1st September 2024)

2.5 Default of payment

If Buyer fails to meet payment deadlines in accordance with the above schedule, interest will accrue at the rate of 5% per annum until such amounts are paid to Seller. In the event of late payment for more than 6 months following the non-payment, for whatever reason, the Seller reserves the right to note the pure and simple termination of this agreement and to regain possession of its assets.

However, in the event that the Buyer has paid more than 50% of the amounts due to the Seller. The Buyer will be entitled to an extension of the grace period for an additional 6 months during which interest will accrue at the rate of 15% per annum until all sums due are paid.

ARTICLE 3: SUPPORT OF LIABILITIES

Except as otherwise provided in Section 3.2 hereof, Seller shall transfer the Assets to Buyer on the Closing Date free and clear of all encumbrances (as defined below), and Buyer shall not, in under its purchase of the Assets, assume or become liable for any liability of the seller.

ARTICLE 4: ASSET SUPPORT

The Assets sold remain the property of the seller until full payment of the full price agreed in article 2. The management of the Assets towards the Buyer and the Operator (Wild Investments .inc) begins no later than 10 calendar days after payment of the initial deposit of €100,000. Mrs. Céline DUGUY declines all responsibility during the period of management of the Assets entrusted to the Buyer and the Operator.

ARTICLE 5: SELLER'S REPRESENTATIONS AND WARRANTIES

In order to induce Buyer to enter into this Agreement and to consummate the transactions contemplated herein, intending that Buyer shall rely on it to enter into and perform this Agreement, Seller warrants and represents to the purchaser that each and all of the following are true and correct as of the date of this Agreement:

5.1 **Due Authorization.** The execution, delivery and performance of this Agreement, including the documents, instruments and agreements to be executed and/or delivered by Seller pursuant to this Agreement, and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Seller. This Agreement and the documents, instruments and agreements to be executed and/or delivered by Seller are valid and legally binding, and this Agreement and the documents, instruments and agreements to be executed and/or delivered by Seller pursuant to this Agreement are or will be upon such execution and delivery enforceable against Seller in accordance with their respective terms, except as such enforcement may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws presently or hereafter in effect affecting the enforcement of creditors' rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity), including, among others, limitations on the availability of equitable remedies.

5.2 **No violation.** The Seller has full power and authority to sell, assign, transfer, transport and deliver to the Buyer the Assets for Sale hereunder and to otherwise perform its respective obligations under this Agreement and the documents, instruments and agreements to be executed and/or delivered by the Seller.

5.3 **Delete title.** On the Closing Date, Seller shall convey to Buyer, free and clear, all encumbrances of whatever nature, nature or description, good, valid and negotiable title, or valid tenant interest.

5.4 **Full disclosure.** No representations or warranties made by Seller in this Agreement, including any documents, instruments and agreements to be executed and/or delivered by Seller according to this Agreement, and no statement, certificate or other document or instrument furnished or to be furnished by or on behalf of Seller according to this Agreement or in connection with the making of the transactions contemplated herein, contains or will contain any misrepresentation of a material fact or omits or will omit, to state any material fact necessary to make the representations contained herein and herein not misleading or any fact necessary to provide Buyer with correct and adequate information regarding the Assets.

5.5 **In accordance with the laws.** To the best of Seller's knowledge, the Assets and Seller are in full compliance with all licensing requirements and all applicable laws. The Seller has received no notice and has no reason to foresee that the existing circumstances are likely to result in a material breach of applicable laws relating to the Assets.

ARTICLE 6: REPRESENTATIONS AND WARRANTIES OF BUYER

6.1 **Constitution in due form.** Buyer is a duly incorporated corporation validly existing and in good standing under the laws of the State of Minnesota.

6.2 **Authorization due.** The execution, delivery and performance of this Agreement, including any documents, instruments and agreements to be executed and/or delivered by Buyer hereunder, and the consummation of the transactions contemplated herein and have thus been duly and validly authorized by all the necessary authorities. social action on the part of the Buyer. This Agreement and the documents, instruments and agreements to be executed and/or delivered by Buyer are valid and legally binding, and this Agreement and the documents, instruments and agreements to be executed and/or delivered by Buyer under this Agreement are or will be, upon such execution and delivery, enforceable against Buyer in accordance with their respective terms, except as such execution may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws now or hereafter in force affecting the enforcement of creditors' rights generally and by general principles of equity (regardless of whether such enforceability is considered in judicial proceeding or in equity), including, among other things, limitations on the availability of equitable remedies.

6.3 **No violation.** Buyer shall have full power and authority, corporate and otherwise, to purchase the Assets from Seller and to otherwise perform its respective obligations under this Agreement and the documents, instruments and agreements to be executed and/or delivered by Buyer hereunder. hereof. The execution and delivery of this Agreement, including the documents, instruments and agreements to be executed and/or delivered by Buyer hereunder, and the consummation of the transactions contemplated herein shall not violate any provision of the Articles. organization or operation. Buyer's Agreement (or comparable governing documents or instruments).

ARTICLE 7: TERMINATION

7.1 **Termination Rights.** This Agreement may be terminated at any time prior to Closing by mutual consent of Seller and Buyer. Buyer has the additional right to terminate this Agreement at any time through the sixth (6$^{\text{it is}}$) months after the effective date if the actual income from the operation of the property is significantly lower than that declared. If six (6) months after the signing of this Contract, Le Grand Bleu station generates less than 20,000 euros in gross monthly income per month, the Buyer may terminate this Contract. In the event of a delay in payment of more than 3 months on the agreed schedule, for any reason whatsoever, the Seller reserves the right to note the pure and simple termination of this agreement and to regain possession of its assets.

7.2 **Effect of Termination.** Upon termination of this Agreement pursuant to Section 8.1, this Agreement shall terminate and have no further force or effect (except for this Section 8.2) and the transactions contemplated herein shall be discontinued without further action. Parties. Except as otherwise provided herein, such termination shall not, however, relieve any party of any liability for breach of any covenant or obligation under this Agreement.

7.3 **Effect on Payments.** In the event of termination of this contract, all payments made, as well as any work, will be automatically lost by the Buyer to the benefit of the Seller.

ARTICLE 8: INDEMNITY

8.1 **Indemnification by the seller.** Seller covenants and agrees to indemnify all losses, costs, expenses and damages arising from the following:

    (a) The breach or falsehood of any representation or warranty made by Seller in this Agreement, including the documents, instruments and agreements to be executed and/or delivered by Seller hereunder and hereunder ("False declarations of the seller"); provided, however, that Buyer has suffered cumulative losses of at least ten thousand dollars ($10,000) (the "Threshold amount").

    (b) The breach of any covenant or agreement entered into by Seller in this Agreement, including documents, instruments and agreements to be executed and/or delivered by Seller.

8.2 **Indemnification by the buyer.** Buyer covenants and agrees to indemnify all losses, costs, expenses and damages arising from the following:

    (a) The breach or falsehood of any representation or warranty made by Buyer in this Agreement, including the documents, instruments and agreements to be executed and/or delivered by Buyer hereunder and hereunder.

    (b) The breach of any covenant or agreement made by Buyer in this Agreement, including documents, instruments and agreements to be executed and/or delivered by Buyer.

    (c) Buyer's failure to pay or perform any Liability it has agreed to assume under Section 2 hereof.

ARTICLE 9: CLOSING

9.1 **Closing Date.** The closing of the transactions contemplated by this agreement (the "Closing") will be held (18) months after the date of execution of this Agreement or upon payment in full of the purchase price (including interest, if any).

9.2 **Documents to be provided by the seller.** At Closing, Seller will perform, as necessary or appropriate, and deliver to Buyer each and all of the following:

    (a) A true copy of the documents, instruments and agreements to be executed and/or delivered by Seller pursuant to this Agreement, and the consummation of the transactions contemplated herein and so;

    (b) All consents, waivers, assignments and authorizations of any kind or nature, whether by a government agency or otherwise, that may reasonably be required to effectively sell, assign and transfer the Assets to Buyer.

    (c) Any other documents and items which are reasonably necessary or appropriate to effect the completion of the transactions contemplated herein or which may be customary under local law.

9.3 **Documents to be provided by the buyer.** At Closing, Buyer shall execute, if necessary or appropriate, and deliver to Seller a copy certified by Buyer's Secretary of the duly passed resolutions of Buyer's board of directors approving this Agreement and authorizing the the execution and delivery of this Agreement, including the documents, instruments and agreements to be executed and/or delivered by Buyer hereunder, and the consummation of the transactions contemplated herein and so;

ARTICLE 10: OBLIGATIONS AFTER THE CLOSING DATE

Seller agrees that at any time after the Closing Date, at Buyer's reasonable request, Seller will do or cause to be done all such other acts and things and will perform, acknowledge and deliver, or cause to be signed, acknowledged and delivered to Buyer all such papers, documents, instruments, agreements, deeds, assignments, transfers, insurance and conveyances as may be necessary or desirable to invest, perfect and confirm Buyer's registration or to execute and give effect the terms and intent of this Agreement.

ARTICLE 6: GENERAL PROVISIONS

6.1 **Press releases and public announcements.** Neither Party shall issue any press release or make any public announcement in Malagasy territory regarding the subject matter of this Agreement prior to Closing without the prior written approval of Buyer and Seller.

6.4 **Succession and assignment.** This Agreement is binding on and inures to the benefit of the parties named herein and their respective heirs, legal representatives, successors and permitted assigns. Neither party may assign this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of Buyer and Seller.

6.5 **Notice.** To facilitate optimal communication during the course of the contract, the parties recognize the validity of all means of written communication, including by email.

6.6 **Applicable law.** This Agreement, including the documents, instruments and agreements to be executed and/or delivered by the parties hereunder, shall be interpreted, governed and enforced in accordance with the laws of the State of Minnesota, without giving effect to the principles of conflict of laws thereof.

6.7 Costs. Except as provided below in this Section, each party hereto shall pay its own fees and expenses incurred in connection with the negotiation and preparation of this Agreement and the consummation of the transactions contemplated by the present, including, but not limited to, the fees and disbursements of their attorneys and accountants. All costs resulting from the execution of this will be borne by the Buyer. All costs, rights, and fees including transfer costs resulting from these presents as well as all those which will follow will remain the responsibility of the Buyer.

6.8 Arbitrage.

In the event of a dispute of any kind whatsoever relating to the execution and/or interpretation of these presents and their consequences, the parties will consult each other in the context of the search for an amicable solution.

In the event of failure, all disputes to which this agreement may give rise, both for its validity and for its interpretation, execution or termination, will be submitted to the conciliation and arbitration procedure of the Law of the State of Minnesota (USA).

Each party will appoint its arbitrator. The arbitrators thus appointed will in turn choose, in the event of a tie, a third arbitrator.

The arbitrators will rule as amicable composers within a time limit set by the parties. Failing this, they must comply with the legal period of 6 months from either the day on which the arbitrators have been appointed or the day on which the appointment order was issued by the President of the court. At the end of this period, they will take care to inform each of the parties of their award or their declaration of partition if they have not been able to reach an agreement. And this, by registered letters with acknowledgments of receipt sent to the respective addresses of the parties.

The arbitrators will not be compelled to follow the procedure the deadlines and the forms required before the courts. They may by mutual agreement designate one of them to set a measure of inquiry or designate an expert who will provide them with his opinion on the technical issues of the dispute.

The arbitrators will render their award as a last resort. This will not be subject to appeal.

The procedural costs and the fees of the arbitrators will be advanced by the parties in equal shares. It will be up to the arbitrators, from their award, to decide in what proportion each of the parties will be required to bear these costs.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the first date listed above.

SELLER: BUYER:

_____   2023/03/01

Celine Duguy   **LE GRAND BLEU, LLC**
                                                Yann Beaudoin
                                                Sound: President

ANNEX 1
OWNERSHIP OF ASSETS

https://who.is/whois/legrandbleunosybe.com

legrandbleunosybe.com

Registrar Info

Important Dates

Name Servers

Similar Domains

Registrar Data

APPENDIX 1.1

OWNERSHIP OF ASSETS – EXPANSION OF "REGISTRAR DATA"
https://who.is/whois/legrandbleunosybe.com

Whois Server	whois gandi net
Referral URL	http //www gandi net
Status	
	ok http //www icann org/epp#ok

Registrar Data

We will display stored WHOIS data for up to 20 days

🔒 Make Private Now

Registrant Contact Information:

Name	Céline DUGUY
Organization	
Address	106 RUE DES CHALATRES BATIMENT C
City	NANTES
State / Province	Centre-Val de Loire
Postal Code	44000
Country	FR
Phone	+33.671412597
Email	contact@legrandbleunosybe.com

Administrative Contact Information:

Name	Céline DUGUY
Organization	
Address	106 RUE DES CHALATRES BATIMENT C
City	NANTES
State / Province	Centre-Val de Loire
Postal Code	44000
Country	FR
Phone	+33.671412597
Email	contact@legrandbleunosybe.com

Technical Contact Information:

Name	Céline DUGUY
Organization	
Address	106 RUE DES CHALATRES BATIMENT C
City	NANTES
State / Province	Centre-Val de Loire
Postal Code	44000
Country	FR
Phone	+33.671412597
Email	contact@legrandbleunosybe.com

Information Updated: 2023-02-16 05:11:09

APPENDIX 2: DEFINITIONS

In addition to terms defined elsewhere in this Agreement, the following terms shall have the respective meanings specified below:

"Affiliate" -when used in reference to a Specified Person, means any Person who, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with the Specified Person.

"Accord" -has the meaning given in the preface above.

"Applicable Laws" -all laws, ordinances, constitutions, regulations, statutes, treaties, rules, codes, licenses, certificates, franchises, permits, requirements and injunctions adopted, promulgated, implemented, promulgated, issued, entered into or deemed applicable by or under the authority of any government agency having jurisdiction over Seller or any of its property or assets or by eligible voters in any applicable jurisdiction.

"Code" -the Internal Revenue Code of 1986, as amended, or any successor law and regulations issued by the IRS pursuant to the Internal Revenue Code or any successor law.

"Contract" -any agreement, lease, license, contract, obligation, promise, covenant, arrangement, understanding or undertaking, instrument, document (whether written or oral and whether express or implied) of any kind, nature or description which is legally binding.

"Congestion" -any claim, lien, pledge, charge, security, encumbrance, mortgage, lease, license, equitable interest, option, right of first refusal or right of pre-emption, condition or other restriction of any kind whatsoever, including any restriction of use, vote (in the case of a security), transfer, receipt of income, or exercise of any other attribute of ownership, except to the extent that such claim or other restriction will not, and in to the extent that it can reasonably be foreseen that the future will not, have a material adverse effect on the seller, the company or the buyer.

« *PCGR* » -accounting principles generally accepted in the United States.

"Government body" -any:

     (i) nation, state, county, city, town, village, district or other jurisdiction of any kind;

     (ii) Federal, state, local, municipal, foreign or other government;

     (iii) Governmental or para governmental authority of any kind (including any government agency, branch, board, commission, department, instrument, office or other entity, and any court or other tribunal);

     (iv) Multinational organization or body; and or

     (v) Body exercising, or empowered or claiming to exercise, any administrative, executive, judicial, legislative, police, regulatory or fiscal authority or power of any kind whatsoever.

"Injunction" -all writs, decisions, awards, decrees, directions, injunctions (whether temporary, preliminary or permanent), judgments, decrees or other orders adopted, promulgated, implemented, enacted, issued, registered or deemed enforceable by or under the authority of any government agency.

« *IRS* » -the United States Internal Revenue Service.

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*"Responsibility"*or*"Liabilities"* -all debts, liabilities and/or obligations of whatever kind, nature or description (whether known or unknown, affirmed or unaffirmed, secured or unsecured, absolute or contingent, accrued or unaccrued, liquidated or unliquidated and that whether they are due or to come).

"Significant negative effect" -in connection with any party, event, change or effect which is materially adverse, individually or in the aggregate, to the condition (financial or otherwise), properties, assets, liabilities, income, income, business, operations, operating results or prospects of such party, taken as a whole.

"Normal course of business" -an action taken by a Person will be deemed to have been taken in the "ordinary course of business" only if:

      (i)   such action is consistent with that person's past practices and is taken in the ordinary course of that person's normal day-to-day operations; And

      (ii)   such action need not be authorized by such person's board of directors (or any person or group of persons exercising similar authority) and does not require any other separate or special authorization of any kind.

"Person" -any individual, corporation (including any not-for-profit corporation), partnership, limited or limited liability partnership, limited liability company, joint venture, estate, trust, association, organization or other government entity or agency.

"Proceed" -any suit, litigation, arbitration, hearing, audit, investigation or other action (whether civil, criminal, administrative or investigative) commenced, instituted, conducted or heard by or before, or otherwise involving, any government agency or arbitrator.

"Buyer" -has the meaning given in the preface above.

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"Tax return" -means any return, statement, report, claim for refund or information statement or statement relating to Taxes, including without limitation any schedule or attachment thereto, any amendment thereto and any report or estimated statement.

"Threat" -a claim, proceeding, dispute, action or other matter will be deemed to have been "threatened" if a demand or statement has been made in writing, or notice has been given in writing, or if any other event occurs. has occurred, or any other circumstance exists which would lead a reasonably prudent person to conclude that such claim, proceeding, dispute, action or other matter is substantially capable of being asserted, commenced, taken or otherwise continued in the future.

"Operator" - Wild Investments.inc trading as Wild World and being registered at the following address:100-731 rue de la Commune W Montreal, Quebec H3C 1X7

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This is a Test the Waters Campaign (TTW)

Soakmont Group LLC is launching a Reg CF crowdfunding campaign planning to go live in the first quarter of 2023. (January to February)

Testing the Waters is a pre-investment phase designed to gather feedback and interest before formally launching an offering. No funds can be accepted during the TTW phase. After reviewing this opportunity, if any investors are interested we encourage them to submit a "pledge". Pledges are non-binding indications of interest; meaning the amount pledged does not have to be submitted or can be raised or lowered once the funding round opens.

The TTW page will be updated with more legal and financial documentation upon the official launch.

As part of Soakmont's Investor Community, potential investor input will be helpful in crafting the formal investment program.

Click the Pledge Now button after reading the information below.

Welcome to NOSY BE MADAGASCAR

Nosy Be, "the island of perfumes", located in the northwest of Madagascar. With its 35 islands, mostly virgin islets, many beaches, whales, diving sites, and big game fishing spots, Nosy Be ranks as one of the 10 most beautiful archipelagos in the world.

Nosy-Be remains the most beautiful archipelago on the African continent. In Malagasy Nosy Be means "the big island". Located in the Mozambique Channel near the Northwest Coast of Madagascar is the coastal island of Nosy Be. The island receives 340 days of sunshine per year with rainfall mainly during the night, except during cyclonic periods between January and February. There is also a new international airport in Nosy Be on the East coast of the island.






Le Grand Bleu

Come be an owner with us.

And share in the income

Le GRAND BLEU 1	Current Interests
	$36,000 - $72,000



Please review Le Grand Bleu's website and all amenities, activities, restaurant, accommodations, and brochure here:

https://www.legrandbleunosybe.com/ (https://www.legrandbleunosybe.com/)

View over 1,500 photo's of Le Grand Bleu on Trip Advisor. (click to view) (http://www.tripadvisor.fr/Hotel_Review-g479206-d1945914-Reviews-Le_Grand_Bleu-Nosy_Be_Antsiranana_Province.html#/media/1945914/?albumid=101&type=0&category=101)

Soakmont Group LLC signed a letter of intent with the owners on December 3,2022, to acquire all the assets and operational business; at the current negotiated asking price of $1.35 million.

With planned renovations and upgrades, the crowdfund target is $2.4m. Planning and building permits are currently being acquired. 3D renders are being created that will be updated on the TTW page before the crowdfunding campaign goes live.

Detailed plans for use of funds can be viewed below in the business proposal.

The resort generated:

$371,047 in 2018



$411,245 in 2019



2019 Gross Income

During the covid-19 pandemic the owners closed the resort and reopened roughly eight months ago.

The last seven months the resort has generated $237,000. The due diligence of the resort has lead Soakmont's team to a projected revenue approximated at $404,000 for the 12 months after reopening.

Current owners are able to achieve this performance without any marketing or advertising campaigns.

Current occupancy rate is 76%

Nosy Be is already known as the most high-end and best tourism location in Madagascar. Nosy Be recently had the new Fascene International airport built. Fascene International has become the busiest airport in the country due to the tourism demand. Madagascar and Nosy Be in particular are already a popular destination for the cruise line industry. The area has one of the most pristine coral reefs in the world. The reefs along with favorable weather, white sand beaches and other amenities support Soakmont's valuations and builds a strong case for investment through their crowdfunding offer.

Soakmont Group and Wild World believe the resort could perform far greater in the near future with the proper renovations, management restructuring, and a new marketing campaign.

Within this business proposal presentation below potential investors can find information on:

- **The Team**

- **Planned Use of Funds**

- **The Operating Business**

- **The Plans for Renovation**

- **Technical Specs of Le Grand Bleu**

- **Nosy-Be Rental Data**

- **Planned Resort Amenities**

- **Investment Summary**

- **Financial Projections**

- **Proposed Common stock structure**

- **Campaign Perks**

- **How to Pledge**



SOAKMONT Le Grand Bleu

Soakmont Group LLC is launching a crowdfunding campaign.
SEC Exemption: Regulation CF
Le Grand Bleu LLC, a Wyoming USA Corp, is being formed to be the owner and issuing company.

The company's target raise:
$2,400,000 USD for 55,500 common stock equity shares to equal 93% equity of Le Grand Bleu LLC available to investors.

	Price for Public	Campaign Perk Discounts	Soakverse Loyalty Discount	Minimum Investment
Per Share..........	$50		.02-2%	$500

Tier 1..........	1%
Tier 2..........	2.5%
Tier 3..........	5%
Tier 4..........	7.5%
Tier 5..........	10%
Tier 6..........	15%
Tier 7..........	20%
Tier 8..........	25%

Investing in our common stock involves significant risk. See full risks in our Private Placement Memorandum issued at offering launch
(Reg CF exempt offering)



LE GRAND BLEU

NOSY BE'S EXCLUSIVE ISLAND EXPERIENCE Phase 1

PROLOGUE

THE TEAM

W SOAKMONT



Gerald Lawless	Patrick Dulin	Guillaume Pellerin	Michael Lawless	Doug Beard	Erwan Gavello		Sam Bouchez

Creating an...

EXCLUSIVE
Experience

NATURE IMMERSION

IMAGINATIVE JOURNEY

ECOSYSTEM PROTECTION

Nosy Be

PHASE 1
Grand Bleu

SITE

CORAL SANCTUARY, MADAGASCAR

MARKET

LE GRAND BLEU W

CORAL REGENERATION ACTIONS

THE REEF

[text illegible]

THREATS

[text illegible]

ACTIONS

[text illegible]



GRAND BLEU CURRENT TECHNICAL SPECS:



LET'S MAKE
MONEY

GROW

INVESTMENT & USE OF FUNDS

Investment Cost / Use of Funds	
Site purchase and design	1,377,000
Technical documents	4,000
Site preparation	2,000
Construction	452,000
Operation setup, promotion, training, website update, and Grand opening	45,000
Cash reserve	109,800
Referral comission (2%)	40,000
Marketing	100,000
Seedrs Phase/Southwest Reg CFD Crowdfunding Fee	110,200
Currency Exchange Rate (USD to EUR)	160,000
TOTAL	**2,400,000**

Financial Evaluation	
Total investment cost	2,400,000
Yearly revenues (Y4)	1,179,796
Yearly net profit (Y4)	209,513
EBITDA (Y4)	212,333
Net yield (Y4)	32%
EBITDA yield (Y4)	34%
ROI (EBITDA AVG)	3
Depreciation time (in years)	30

After the first $100,000 is raised, funds will begin to be withdrawn from the campaign to begin payments for the acquisition. First 100k (euro) is due by Feb 28 2023. Remaining 3 payments bi-annually will be paid according to purchase agreement (attached). Revenues from the resort begin to be under Soulmont control after the first payment is made. Those revenues will also support the payments as needed.

FINANCIAL PROJECTIONS



EXPERIENCE FINANCIAL SUMMARY

Rental Data

Demand for luxury rentals continues to grow over the last 2 years post pandemic

Historical Nosy Be Nightly Rental Rates



STRONG CASE FOR GROWTH

Le Grand Bleu Historical and Projections



Business Model Points



INVESTMENT SUMMARY

- The site is located in one of the most beautiful and pristine coral reefs in the world.

- The property could yield from 15 percent, with an occupancy rate of 50 percent, to 50 percent annually, with an occupancy rate of 70 percent. The average occupancy rate is 68 percent.

- Current occupancy rate is 76%

- 22% Projected Internal Rate of Return (IRR)

- Quarterly dividends distributed to shareholders. Estimated $9-12 per share for first full year ($50 per share is proposed par value. Less with campaign perks.)

- The investment offers pass-through capital gains and dividend income to investors through the SPV LLC the resort would be purchased with

- The investment generates a potential full ROI within 4 years of acquisition

THE PLAN

Q4 2022
PHASE 1 - TEST-THE-WATERS CAMPAIGN

Q4 2022 - Q1 2023
PHASE 2 - OFFICIAL LOI IS DRAFTED TO ACQUIRE. SPV IS FOMRED. OFFICIAL REG CF RAISE BEGINS

Q1 2023
PHASE 2 - FIRST DOWN PAYMENT TO ACQUIRE & TRANSITION OF MANAGEMENT TO SOAKMONT & TRAINING FROM OWNERS

Q1-Q2 2023
STEP 3 - BEGIN RENOVATIONS & OPERATING LE GRAND BLEU

Key Investment Info

Pass-Through Income

Quarterly Dividends

22% IRR

Investment Perks

Secondary Market

Fully Audited Financials

Premium Occupancy Rate

Current Revenues

Common Stock

Key Growth Plans

Increase Marketing
Invest capital and talent. Our team has an virtual C that own marketing agencies. Plans to expand number of booking sites and upgrade the current website.

Expansion of Amenities
SCUBA diving is one of the most prominent. Keep expansion hours, fishing excursions, cooking and cocktail making classes.

Major Renovations to Upgrade whole Site
Plan to add 7 lodges to have 22 total (~50% increase) and upgrade the whole facility and kitchen.

Experienced Leadership
Our team has a continuous improvement culture that will always be seeking new ways to improve the experience and improve margins.

EQUITY INFORMATION

SOAKMONT

EQUITY CAP TABLE - LE GRAND BLEU



Here is the breakdown of the equity that would be available

Soakmont Group LLC equity fee is 7%

Investors are able to buy the remaining 93% of the ownership of Le Grand Bleu

Holder	Equity Cap Table - Le Grand Bleu	
Soakmont Group LLC	7%	Common Stock
Investors	93%	Common Stock

COMMON STOCK INFORMATION



$50 Per Share

Final price can range from $36.50 - $50
per investor
depending on discounts from campaign perks

Total (invested in shares of stock)	$ 2,021,500.00
Total number of shares purchased	4811
Total number of shares per stock	795
Book Value	411
Total number of outstanding shares	51600
Total Market Capitalization of Outstanding Shares ($50 par value)	$ 1,176,000.00


SOAKMONT Le Grand Bleu



Campaign Perks Details




SOAKMONT Le Grand Bleu



BONUS SHARES

Bonus Shares	
Number Available	237
Value ($50 per share)	$ 11,850.00

1 bonus share will be given to the first 237 investors in this project!





LE GRAND BLEU

NOSY BE'S EXCLUSIVE ISLAND EXPERIENCE PHASE 1

*Any unused funds after the acquisition and renovations will be redistributed to the shareholders through the quarterly dividend.

*Financials will be audited yearly in the USA for shareholders to review.

View over 1,500 photo's of Le Grand Bleu on Trip Advisor. (click to view) (http://www.tripadvisor.fr/Hotel_Review-g479206-d1945914-Reviews-Le_Grand_Bleu-Nosy_Be_Antsiranana_Province.html#/media/1945914/?albumid=101&type=0&category=101)

For any more information or questions feel free to reach out.

Contact:

info@soakmont.com (mailto:info@soakmont.com)

Websites

http://www.wildworld.eco/ (http://www.wildworld.eco/)

https://soakmont.com/ (https://soakmont.com/)

https://www.legrandbleunosybe.com/ (https://www.legrandbleunosybe.com/)

https://soakverse.io/ (https://soakverse.io/)

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ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:
(120 days after the end of each fiscal year covered by the report)

Once posted, the annual report may be found on the issuer's website at:
https://www.legrandbleunosybe.com/

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.